LaPolla Industries, Inc. Intercontinental Business Park 15402 Vantage Parkway East, Suite 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

February 21, 2006
 File No. 1-31354
Attn: Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:  Response to Review Letter dated February 2, 2006

Dear Mr. Decker:

Please find herein our responses ordered in the manner in which they were presented to the above reference for your review and consideration. We wish to continue reiterating our appreciation for the manner in which you are guiding us in our compliance with the applicable disclosure requirements and, more importantly, the enhancement of our presentation to our shareholders in our periodic filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

Comment 1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

Response 1. We acknowledge your remarks. Notwithstanding your instruction allowing us to incorporate our proposed revisions except when your comment specifically requires an amendment into future filings, we have determined that it is in the best interests of our stockholders to include all of our proposed revisions as amendments, as well as the amendments that you require, in our Form 10-K for the year ended December 31, 2004 and have attached a revised red lined version of our proposed amended Form 10-K/A-2 for you to review.

Comment 2. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Response 2. We acknowledge your requirement. In our opinion, the errors identified through the review process at this time are numerically immaterial. Notwithstanding the foregoing, we are unable to make a final conclusion at this time based on open items still under review between us, especially your consideration of our Responses 6 and 7 to your Comments 6 and 7.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Discontinued Operations, page 13

Comment 3. Please tell us when you will file your restated Form 10-K. We remind you that when you file your restated Form 10-K you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion,
•
for each error, including the presentation of discontinued operations, the classification of the related party payable, and any other errors resulting in a change to your outstanding financial statements, full compliance with APB 20, paragraphs 36 and 37,

•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
•	updated Item 9A disclosures should include the following:

Index

o	a discussion of the restatement and the facts and circumstances surrounding it,
o	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o	changes to internal controls over financial reporting, and
o	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 309(c) of Regulation S-K.

•	updated certifications.

Response 3A. Our restated Form 10-K will be filed immediately upon completion of the review process, which we feel will conclude after your review of this particular submission.

Response 3B. We acknowledge your reminders and have addressed each and every one as follows:

1.	Explanatory paragraph in the reissued audit opinion. See Exhibit 1, page F/A-2-2 (“Report of Auditor”)

2.
Compliance with APB 20, paragraphs 36 and 37 for errors resulting in a change to your outstanding financial statements. See Exhibit 1, specifically pages A-2-2 (“Items Amended Hereby”), A-2-8 (“Selected Financial Data”), F/A-2-5 (“Consolidated Statements of Operations”), F/A-2-6 through F/A-2-8 (“Consolidated Statements of Stockholders’ Equity”), F/A-2-23 through F/A-2-24 (“Note 19. Selected Quarterly Financial Data (Unaudited)”) and F/A2-25 (“Note 21. Reclassifications, Restatement, and Corrections to Previously Issued Financial Statements“), and generally, the remainder of the report.

3.
Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data. See Exhibit 1, specifically pages A-2-2 (“Items Amended Hereby”), A-2-8 (“Selected Financial Data”), A-2-9 through A-2-10 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”), A-2-21 (“Report of Auditor for Financial Statement Schedule”), A-2-22 (“Schedule II - Valuation and Qualifying Accounts”), F/A-2-1 (“Report of Management”), F/A-2-2 (“Report of Auditor - Consolidated Financial Statements”), F/A-2-4 (“Consolidated Balance Sheets”), F/A-2-5 (“Consolidated Statements of Operations”), F/A-2-6 through F/A-2-8 (“Consolidated Statements of Stockholders’ Equity”), F/A-2-9 (“Consolidated Statements of Cash Flows”), F/A-2-10 through F/A-2-25 (“Notes to Consolidated Financial Statements”), and generally, the remainder of the report.

4.	Updated Item 9A disclosures. See Exhibit 1, page A-2-11 (“Controls and Procedures”)

5.
Updated certifications. See Exhibit 1, page A-2-23 (“Index of Exhibits”) and Exhibit 31.1-A-2 (“Certification of PEO”), Exhibit 31.2-A-2 (“Certification of PFO”) and Exhibit 32-A-2 (“Certification of PEO and PFO under Section 1350”)

Financial Statements

Consolidated Statements of Cash Flows, page F/A-2-9

Comment 4. The amounts presented in your provision for losses on accounts receivable line item are (793), 302, and 14,180 for the three years ended December 31, 2004. Based on your disclosure in Schedule II - Valuation and Qualifying Accounts, it appears the amounts should be 793, (302), and 8,988, respectively. Please revise accordingly.

Response 4. We have revised the amounts presented in our provision for losses on accounts receivable in our Consolidated Statement of Cash Flows to match our disclosure in Schedule II - Valuation and Qualifying Accounts. See Exhibit 1, page F/A-2-9 (“Consolidated Statements of Cash Flows”)

Note 3 - Discontinued Operations, page F/A-2-13

Comment 5. The table on page F/A-2-14 does not reflect the non-current portion of assets of discontinued operations of $830,471 reflected on the balance sheet as of December 31, 2004. Please revise or advise.

Response 5. The non-current portion of assets of discontinued operations presented on the face of the Consolidated Balance Sheets is zero. We have added a dividing line atop the $830,471 which amount represents the Total Current Assets for clarity.

Index

Note 6 - Goodwill and Purchased Intangible Assets, page F/A-2-14

Comment 6. We have reviewed your response to comment nine. Please note that a reporting unit for purposes of goodwill impairment testing is an operating segment or one level below an operating segment, as defined in paragraph 10 of SFAS 131. Your market valuation at December 31, 2004 appears to have included value attributable to your discontinued and corporate operations, in addition to the Infiniti reporting unit.

Paragraph 23 of SFAS 142 states that the fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Presumably a buyer would adjust the purchase price for liabilities assumed. The fair value you calculated using your earnings multiple analysis does not appear to contemplate a decrease in fair value for the liabilities of the reporting unit. Please revise your analysis accordingly.

Response 6. We have reevaluated our Response 9 to your Comment 9 provided in our January 5, 2006 submission to you in light of your Comments 6 and 7 and revised our assessment. The information included in our Response 9 to your Comment 9 as described above is supplemented hereby.

Determination of Reporting Units

We have identified one reporting unit meeting the criteria set forth in SFAS paragraph 10, namely, our Infiniti Subsidiary at December 31, 2004. The business activities from which revenues were earned, expenses incurred, and discrete financial records kept related to our Infiniti Subsidiary and its Infiniti Products. As previously reported, we were a holding company focused on acquiring and developing companies that operated in the coatings, paints, foams, sealants, and adhesives markets. At December 31, 2004, we had one wholly owned subsidiary, our Infiniti Subsidiary, with continuing operations, and another, our RSM Subsidiary, with discontinued operations. The Infiniti Subsidiary was acquired, effective September 1, 2001, to use as a footprint for developing a specialty distribution channel for the initial distribution of our former RSM Products but also to diversify our overall product offering by adding the Infiniti Products. The RSM Subsidiary located a regional distribution chain with over 96 locations which ultimately began carrying the former RSM Products and eventually stopped using the Infiniti Subsidiary to distribute the former RSM Products. Thereafter, the Infiniti Subsidiary with its Infiniti Products was left to fend for itself like the RSM Subsidiary with its RSM Products. We kept separate financial information internally for evaluating the allocation of resources and in assessing performance of the Infiniti Subsidiary and the RSM Subsidiary. Our RSM Subsidiary discontinued its operations on November 5, 2004.

Implied Fair Value (Carrying Amount)

In order to address your Comments 6 and 7 appropriately, we must first establish the implied fair value or carrying amount of the Infiniti reporting unit. After the Pro Forma Adjustments reflected in our Infiniti Subsidiary’s Restated Balance Sheet at December 31, 2004 below, our Infiniti Subsidiary had Net Assets of $297,793. We adjusted the Net Asset balance by eliminating the Intercompany Transactions and Loans Payable - Related Party reflected as liabilities on the December 31, 2004 Restated Balance Sheet based on changed circumstances and subsequent events which changed the character of these liabilities and the resulting uncertainty rendered the likelihood of future repayment by our Infiniti Subsidiary constructively improbable. The effects of the changed circumstances, subsequent events, and relevant transactions are included in the Pro Forma Balance Sheets of our Infiniti reporting unit, and more fully described, below:

1.
Discontinued Operations - On November 5, 2004, the Company’s RSM Subsidiary discontinued its operations. The amount of $102,098 recorded on the books of our Infiniti Subsidiary as due and owing by the RSM Subsidiary to the Infiniti Subsidiary was essentially deemed uncollectible at December 31, 2004.

2.
Cancellation of Indebtedness - On January 4, 2005, the Company issued 18,181,818 shares of restricted common stock to Richard J. Kurtz, Chairman of the Board, in exchange for his cancellation of $6,000,000 of indebtedness of the Company represented by term loans bearing interest at 9% per annum, which were advanced to the Company and its subsidiaries during the period commencing with the fourth quarter of 2003 to date, of which $330,000 were directly to the Infiniti Subsidiary. Mr. Kurtz is the majority shareholder of the Company and this transaction in essence increased his percentage ownership in the parent company, which owned 100% of the Infiniti Subsidiary’s capital stock. The fact that Mr. Kurtz canceled $6,000,000 in debt for equity, especially in light of the working capital deficit at December 31, 2004, further substantiates the multiplier used in our fair value calculation.

Index

Infiniti Products, Inc.
Balance Sheet
December 31:
	2004 Restated Infiniti	2004 Pro Forma Adjustments		2004 Pro Forma Infiniti
Current Assets:
Cash	21,427	-		21,427
Accounts Receivable	704,747	-		704,747
Allowance For Doubtful Accounts-A/R	(12,821)	-		(12,821)
Inventory	249,039	-		249,039
Prepaid Expenses and Other Current Assets	4,118	-		4,118
Intercompany Accounts:
Due From (To) IFT Corporation	(1,414,895)	1,414,895	(2)	-
Due From (To) RSM Technologies, Inc.	102,098	(102,098)	(1)	-
Total Current Assets	(346,287)	1,312,797		966,510

Property, Plant and Equipment
Property, Plant and Equipment	164,310	-		164,310
Accumulated Depreciation	(3,283)	-		(3,283)
Total Property, Plant and Equipment	161,027	-		161,027

Other Assets:
Goodwill and Intangible Assets	-	-		-
Accumulated Amortization	-	-		-
Deposits and Other Non Current Assets	33,849	-		33,849
Total Other Assets	33,849	-		33,849

Total Assets	(151,411)	1,312,797		1,161,386

Current Liabilities:
Accounts Payable	577,786	-		577,786
Accrued Expenses and Other Current Liabilities	61,511	-		61,511
Long Term Debt - Current Portion	2,184	-		2,184
Long Term Capitalized Lease - Current Portion	-	-		-
Loans Payable - Related Party	330,000	(330,000)	(2)	-
Lines of Credit	219,153	-		219,153
Total Current Liabilities	1,190,634	(330,000)		860,634

Other Liabilities:
Long Term Debt - Non Current Portion	2,959	-		2,959
Long Term Capitalized Lease - Non Current Portion	-	-		-
Total Other Liabilities	2,959	-		2,959

Total Liabilities	1,193,593	(330,000)		863,593

Stockholders' Deficit:
Common Stock	1,000	-		1,000
Additional Paid In Capital	-	1,642,797		1,642,797
Retained Earnings	(1,346,004)	-		-
Total Stockholders' Deficit	(1,345,004)	1,642,797		297,793

Total Liabilities & Stockholders' Deficit	(151,411)	1,312,797		1,161,386

Index

3.
Acquisition of LaPolla Subsidiary - On February 11, 2005, the Company closed the acquisition of the LaPolla Subsidiary, wherein the Company agreed to pay $2 Million in cash and issue thirty four shares of its restricted common stock in exchange for 100% of the issued and outstanding shares of capital stock of LaPolla. The Chairman of the Board and majority shareholder, Richard J. Kurtz, advanced $2 Million in cash to finance the transaction for the Company.

4.
Merger of Infiniti Subsidiary and LaPolla Subsidiary - On April 1, 2005, the Infiniti Subsidiary merged with and into the LaPolla Subsidiary wherein the separate existence of the Infiniti Subsidiary ceased.

5.	Merger of Parent Company and LaPolla Subsidiary - On October 1, 2005, the LaPolla Subsidiary merged with and into the Parent Company wherein the separate existence of the LaPolla Subsidiary ceased.

Market Capitalization

We are withdrawing our original analysis at this time due to time constraints.

Multiplier or Market Valuation

We have reevaluated our Multiplier or Market Valuation analysis and revised our analysis. Our Multiplier or Market Valuation analysis inherently contemplated a fair value for total assets and total liabilities based on the fact that we purchased 100% of the capital stock of our Infiniti subsidiary when we originally purchased it. As noted in Item 3 above, we also purchased 100% of the capital stock in our LaPolla Subsidiary. We have revised our initial analysis to include a .5 multiplier instead of a combination multiplier and eliminated the value of inventory in our multiplier calculation. The fair value is based on the multiplier times the annual revenues of our Infiniti reporting unit for 2004. Our revised analysis is presented below:

Multiplier Fair Value Analysis

Multiplier Fair Value
Revenue	$2,564,163
Multiple	0.5
Fair Value	$1,282,082

Carrying Amount Analysis

Original Carrying Amount
Total Assets	$(151,411)
Total Liabilities	$1,193,593
Net Assets	$(1,345,004)

Adjusted Carrying Amount
Total Assets	$1,161,386
Total Liabilities	$863,593
Net Assets	$297,793

Goodwill Impairment Analysis

Original Fair Value Analysis
Multiplier Fair Value	$1,282,082
Original Carrying Amount	$(1,345,004)

Adjusted Fair Value Analysis
Multiplier Fair Value	$1,282,082
Adjusted Carrying Amount	$297,793

Based on the above analysis, since the Multiplier Fair Value of the Infiniti reporting unit of $1,282,082 exceeds the Adjusted Carrying Amount of $297,793, there is no impairment of the $774,000 in goodwill recognized at December 31, 2004.

Index

Comment 7. Paragraph 19 of SFAS 142 specifies that the first step of a goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. In your analysis, you compare your estimate of fair value to the carrying value of goodwill alone. Please revise your analysis to compare your revised estimate of fair value to the carrying value of the entire Infiniti reporting unit. If this comparison indicates that the carrying value of the reporting unit exceeds its fair value, please also provide us with your step two analysis of goodwill impairment prepared in accordance with paragraphs 20-21 of SFAS 142.

Response 7. Please be advised that we have included our response to this Comment 7 in our Response 6 above.

Note 13 - Net Loss Per Common Share - Basic and Diluted, page F/A-2-19

Comment 8. We have reviewed your response to comment 11. The 2002 and 2003 loss per share amounts presented on the face of your statement of operations do not agree to those presented within this footnote. Regarding the presentation on the face of your statement of operations, it appears that you have not taken into account the dividends on preferred stock. Please revise.

Response 8. We have updated our disclosures to take into account the dividends on preferred stock and consistently presented them. See Exhibit 1, specifically pages A-2-8 (“Selected Financial Data”), F/A-2-5 (“Consolidated Statements of Operations”), and F/A-2-23 (“Note 19. Selected Quarterly Financial Data (Unaudited)”).

Note 14 - Securities Transactions, page F/A-2-19

Comment 9. We have reviewed your response to comment 16. Please clarify your disclosure to clearly describe how you accounted for the receipt of shares of common stock. Our understanding is that you did not recognize any income related to this transaction. If our understanding is correct, this disclosure should not indicate that you recognized income related to this transaction.

Response 8. We have reevaluated our prior responses and determined that we were unclear. We treated the transaction as a repurchase of stock, and upon receipt of the shares, canceled and returned the shares to unissued status. No income was recognized.

Disclosure 8

“(j) During 2004, the Company made certain administrative and confidential legal settlement adjustments returning 327,530 shares of common stock, net, to unissued status. These transactions were valued and recorded at $131,861, net, and offset against common stock and additional paid-in capital accordingly.”

We are prepared to file our proposed Amended Form 10-K/A-2 for the Year Ended December 31, 2004 attached as Exhibit 1 and our Amended Form 8-K/A-2 dated February 11, 2005 (previously reviewed), as well as our Amended Form 10-Q/As for 2005, whenever you have completed your review of our attached Amended Form 10-K/A-2 which includes the information that is a prerequisite for the changes in the other amended filings. We also note that whatever instruction you may give will not serve as your approval or disapproval of our amended disclosures.

We wish to reiterate our appreciation for the valuable interpretive guidance we continue to receive from Mr. Jeffrey Gordon, Staff Accountant, with respect to our responses, without which we would not have been able to respond as appropriately to your comments.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

Michael T. Adams
CEO

MTA/

Enclosure

Index

Exhibit 1

Revised Proposed Amended Form 10-K/A-2 for the Year Ended December 31, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A-2

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2004

Commission File No. 001-31354

LaPolla Industries, Inc.
(formerly known as IFT Corporation)
(Exact name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	13-3545304 (I.R.S. Employer Identification No.)

Intercontinental Business Park 15402 Vantage Parkway East, Suite 322 Houston, Texas (Address of Principal Executive Offices)	77032 (Zip Code)

(281) 219-4700
(Registrant’s Telephone Number)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No   ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No   ☒

The aggregate market value of the registrant’s common equity held by non-affiliates was approximately $12,115,585 on June 30, 2004, based upon the closing price on the American Stock Exchange on such date.

Common Stock outstanding as of March 22, 2005 — 50,196,219 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
FORM 10-K/A-2
FOR THE YEAR ENDED DECEMBER 31, 2004

A-2-1

Index

ITEMS AMENDED HEREBY

As used in this amended report, "LaPolla" and the "Company" or "Us" or "We" or “Our” refer to LaPolla Industries, Inc., a Delaware corporation, unless the context otherwise requires. Effective October 1, 2005, IFT Corporation, a Delaware corporation, merged its wholly owned subsidiary, LaPolla Industries, Inc., an Arizona corporation, into itself, whereupon the separate existence of LaPolla Industries, Inc. ceased and IFT Corporation continued as the surviving corporation. Effective November 8, 2005, IFT Corporation changed its corporate name to LaPolla Industries, Inc. The information presented herein reflects the new corporation name, LaPolla Industries, Inc., which is the same name previously associated with the Company’s former wholly owned subsidiary LaPolla Industries, Inc. located in Arizona that was acquired on February 11, 2005 and merged into IFT Corporation as described above. Please find below a description of the items amended hereby:

(A) Reclassification of Continuing and Discontinued Operations - The Company reevaluated the consolidated financial statements and related notes as originally presented and filed with the Securities and Exchange Commission (“SEC”) based on guidance received from the SEC regarding the manner in which the continuing and discontinued operations were originally presented and determined that certain reclassifications were required to make the presentation conform to applicable accounting principles. The Company discontinued certain operations that took place during the years 2000 throughout 2004. At December 31, 2004, the current operations in effect related to the public company itself as a holding company and one wholly owned subsidiary, Infiniti Products, Inc. (“Infiniti Subsidiary”). The Infiniti Subsidiary was acquired effective September 1, 2001. The original report filed with the SEC did not fully separate and segregate all of the financial and other related information related to our discontinued operations for the periods presented from our continuing operations. The aggregate financial data originally presented was not affected by the reclassification. The Company reclassified the financial data for all periods presented.

(B) Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses - The Company reevaluated the Consolidated Statements of Operations as originally presented and filed with the SEC based on guidance received from the SEC regarding the manner in which other similarly situated public company’s, like LaPolla, record certain direct labor expenses and shipping and handling costs, and determined that certain reclassifications were required to make the Company’s Consolidated Statements of Operations comparable to other similarly situated public companies. The Company recorded certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs as Selling, General and Administrative for the years 2001 through 2004. The aggregate amount of costs and expenses of the Company originally presented were not affected by these reclassifications. The Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the Selling, General and Administrative line item on the Consolidated Statements of Operations and included these amounts in the Cost of Sales line item, for the years ended December 31, 2004, 2003, 2002 and 2001.

(C) Restatement of Allowance for Doubtful Accounts and Bad Debt Expense - The Company reevaluated the consolidated financial statements and related notes as originally presented and filed with the SEC based on guidance received from the SEC regarding the manner in which the allowance for doubtful accounts was calculated and determined that a restatement was necessary to make the presentation conform to applicable accounting principles. As described in paragraph (A) above, the Company discontinued certain operations, one of which was its wholly-owned subsidiary RSM Technologies, Inc. (“RSM Subsidiary”), on November 5, 2004. The RSM Subsidiary’s operations related to the former RSM Products, which products were initially distributed through the Infiniti Subsidiary. The Infiniti Subsidiary also distributed its own Infiniti Products. The Infiniti Subsidiary’s accounting policy with respect to the method and percentages used to determine the valuation allowance for uncollectible receivables was based primarily on the historical data relating to bad debts of the former RSM products. The Company, after reclassifying the financial data relating to the discontinued operations from the continuing operations as described in paragraph (A), reevaluated the historical data relating to bad debts for the Infiniti Products and determined a change in method and percentages used to calculate the valuation allowance for uncollectible receivables was required. The aggregate amount of assets, expenses, net loss, and accumulated deficit of the Company originally reported were affected by the restatement. The Company changed the method from the aging method to the percentage-of-sales method and adjusted the percentage used to match the historical data relating to bad debts and credit sales of the Infiniti Products. The Company restated the allowance for doubtful accounts on the Consolidated Balance Sheets and Bad Debt expense included in the Selling, General and Administrative line item on the Consolidated Statements of Operations, for the years ended December 31, 2004, 2003, 2002 and 2001.

(D) Loss Per Share and Dividends on Preferred Stock - The Company reevaluated the Consolidated Statement of Operations as originally presented and filed with the SEC based on guidance received from the SEC regarding the manner in which the Loss Per Share amounts were originally presented and determined that a change in the presentation was required to make the presentation conform to applicable accounting principles. The Company did not include the Dividends on Preferred Stock amounts on the face of the Consolidated Statement of Operations when these amounts should have been included in the presentation. The Company added the Dividends on Preferred Stock amounts for the years ended December 31, 2003, 2002, and 2001.

(E) Reclassification of Related Party Payable - The Company reevaluated the Consolidated Balance Sheets as originally presented and filed with the SEC based on guidance received from the SEC regarding the manner in which the Loans Payable - Related Party amounts were originally presented and determined that a reclassification was required to make the presentation conform to applicable accounting principles. The Company classified the Loans Payable - Related Party amounts on the face of the Consolidated Balance Sheets in the Other Liabilities section when these amounts should have been classified in the Current Liabilities section. The aggregate amounts of the Loans Payable - Related Party were not affected by the reclassification. The Company reclassified the Loans Payable - Related Party amounts on the face of the Consolidated Balance Sheets, for the years ended December 31, 2004 and 2003.

The Company has fully updated all affected portions of this amended report, including the consolidated financial statements and related notes, MD&A, selected financial data, and quarterly financial data, to reflect the reclassifications, restatement and changes described above. In addition, certain scrivener’s errors and captions in the consolidated financial statements and related notes and disclosures have been updated throughout this amended report to make the presentation more useful, informative, and comparative.

A-2-2

Index

PART I

Item 1.	Business.

Overview

LaPolla Industries, Inc. (f/k/a IFT Corporation) (the “Company”) is a holding company focused on acquiring and developing companies that operate in the coatings, paints, foams, sealants, and adhesives markets. We have two wholly-owned subsidiaries, Infiniti Products, Inc. (“Infiniti Subsidiary”) and LaPolla Industries, Inc. (“LaPolla Subsidiary”).

Our Infiniti Subsidiary markets, sells, manufactures and distributes acrylic roof coatings, roof paints, sealers, and roofing adhesives to the home improvement retail and polyurethane foam systems to the industrial/commercial construction industries (“Infiniti Products”). During the latter part of 2004, our Infiniti Subsidiary built and is operating a manufacturing plant in the Southeastern United States to decrease its reliance on outside toll blenders and increase its product margin mix.

During the first quarter of 2005, we engaged a proven sales and marketing team, and made our first acquisition to support our strategic growth plan. On February 11, 2005, we closed our acquisition of the LaPolla Subsidiary, a manufacturer of acrylic roof coatings and sealers, and provider of polyurethane foam systems to the industrial/commercial construction industries (“LaPolla Products”). The acquisition broadened our customer base and established us as a leader in the roof coatings industry.

Since 1977, the LaPolla Subsidiary has provided quality products and roofing solutions to contractors, building owners and design professionals in the Southwestern United States. The LaPolla Subsidiary's primary customers are industrial/commercial roofing contractors. Under the terms of the agreement, we acquired the LaPolla Subsidiary for cash and restricted common stock. The transaction was funded through borrowings from our Chairman of the Board, Richard J. Kurtz. The LaPolla Subsidiary's trailing twelve months revenue ended January 31, 2005 was approximately $8 Million.

Our Internet website address is http://www.lapollaindustries.com. We make our periodic and current reports, together with amendments to these reports, available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our Internet website is not incorporated by reference in this amended Annual Report on Form 10-K.

On November 5, 2004, pursuant to resolution of the Board of Directors, we discontinued the operations of our RSM Technologies, Inc. subsidiary (“RSM Subsidiary”). Our consolidated financial statements and related notes have been recast to reflect the financial position, results of operations and cash flows of our RSM Subsidiary as a discontinued operation. See Historical Information below.

Sales and Marketing

We maintain a regional sales and marketing team with a primary focus across the Southern United States as this portion of the country offers the greatest initial sales impact for our products. We are also pursuing international sales opportunities in the United States Virgin Islands, the Caribbean Islands, and Mexico. Our sales focus is on architectural coatings for the building market, channeled into both industrial / commercial markets and retail markets. For the industrial markets, our LaPolla Subsidiary and Infiniti Subsidiary will utilize direct sales, independent manufacturer representatives and stocking distributors who will be strategically positioned on a state or regional basis. Additionally, we will utilize public bonded warehouses as strategically needed to service our customers. Independent representatives, distributors and public warehouses are a low cost and an effective means of creating better access and convenience for our customers and future prospects. In our retail segment, our Infiniti Subsidiary will sell unique brand labels through national home improvement chains. The acrylic market is growing aggressively through enhanced consumer awareness due to nationally promoted programs from municipal and other government agencies and private organizations. These programs include Cool Roof Rating Programs, Energy Star and state and utility company funded rebates to energy conscious building owners for following very specific recommendations, using reflectivity and emmissivity as the general goal in reducing the environmental or “heat island effect”. See also Competition below. We place a high priority on forecasting our material demand and sales trending to create efficiency and expediency to our customers. Our LaPolla Subsidiary and Infiniti Subsidiary will utilize input from sales, our customer base, management experience and historical sales trending to predict needed supply for stock and warehousing to meet the needs of our customers on a timely basis. Public warehousing, distribution and direct sales will allow us to supply our customers in a timely and efficient fashion. Standard terms are net 30 days, but will not often exceed 60 days. The analysis of material costs with overhead and margins are effectively factored into sales budgeting to assure that the potential duration of receivables are not detrimental to margins. The combined volumes of the LaPolla Subsidiary and Infiniti Subsidiary are disbursed throughout a broad customer base. This broad base assures lack of vulnerability to the loss of one key customer. Although sales plans include the addition of new and individually significant volume customers, none today represent a significant adverse effect through such a loss.

New Product Developments

We will be adding new lines of related coating products that may be toll blended and/or private labeled. This will allow us to broaden sales targets geographically and increase the customer base to a national level by offering a variety of coating chemistry such as Silicone and Urethane coatings. Adding non-water based coatings to our current acrylic lines will give us the ability to target areas of the United States that may have been more restrictive due to seasonal conditions. See Seasonality below. Outside vendor agreements have been made to supply such product lines to us. Manufacturers of said products are very credible and of the highest recognition within the industry. Marketing materials and complete sales programs will be assembled and ready to implement in the second quarter of 2005.

Manufacturing

The majority of our products are manufactured in our own facilities located in Florida and Arizona. We maintain sufficient manufacturing capacity at these facilities to support our current forecasted demand as well as a modest safety margin of additional capacity to meet peaks of demand and sales growth in excess of our current expectations. We increase our capacity as required in anticipation of future sales increases. In the event of a very large or very rapid unforeseen increase in market demand for a specific product or supply of that product, our operations could be negatively impacted until additional capacity is brought on line. Third parties make a small number of commercial products for us. However, the revenues from these products are not material to our operating results.

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Index

Raw Materials

The primary materials and/or basic chemistry being sold by our LaPolla Subsidiary and Infiniti Subsidiary are acrylic resin and additional components for the manufacturing of acrylic coatings and other acrylic based products, polyurethane foam, and silicone coatings. The suppliers of the necessary raw materials and finished goods to both our LaPolla Subsidiary and Infiniti Subsidiary are industry leaders in both the specific chemistries and basic in the manufacturing of the raw materials for supply. We maintain strong relationships and have commitments for continuing supply through times of shortage. A lengthy interruption of the supply of one of these materials could adversely affect our ability to manufacture and supply commercial product. Currently, there are potential industry shortages of acrylic resins and isocyanates (which is 50% of the spray polyurethane foam chemistry). The respective suppliers of each product have made commitments to assure all of the needed material even in the event of significant growth by our LaPolla Subsidiary and Infiniti Subsidiary in 2005. With our combined volume potential, we are potentially a lucrative target for vendors to assure their own growth and demand in 2005. Should there be a shortage of either material, there are multiple alternative suppliers that are basic in all of the needed materials.

Patents and Trademarks

We rely on many patents and proprietary technologies that are owned or controlled by our raw material suppliers for finished goods formulations. These formulations are available to our LaPolla Subsidiary and Infiniti Subsidiary, as a significant buyer of chemicals, as well as extensive and personalized technical support and guidance. We have the technical skill and ability to further make proprietary these formulations in an effort to out perform other competitive products. If we are unable to maintain access and use of these technologies, or if these technologies are eliminated or available on commercially unreasonable terms, our ability to continue commercially selling these product formulations incorporating such technology, our operations may be adversely affected. See Raw Materials above. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, customers, employees and consultants. It is possible that these agreements will be breached or will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will otherwise become known or independently developed by competitors. We may find it necessary to initiate litigation to protect our trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation involving trademarks and proprietary technologies can often be protracted and expensive and, as with litigation generally, the outcome is inherently uncertain. We market our products under various trademarks, for which we have unregistered trademark protection in the United States. These trademarks are considered to be valuable because of their contribution to the market identification of our products.

Competition

The United States adhesives, sealants and coatings industry is highly fragmented with over 500 manufacturing companies. We face strong competition in the markets in which we compete. These competitors have equivalent or, in most cases, greater availability to resources than we do. This enables them, among other things, to spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Our LaPolla Subsidiary and Infiniti Subsidiary will aggressively pursue two markets, industrial/commercial and retail. The industrial/commercial markets include professional, commercial applicators and contractors. This market has many competitors, most of which are regionally located and market focused. Product chemistry and performance can be similar. Product credentials and approvals will significantly differentiate product lines and suppliers that are more readily suited to broad use and industry acceptance. Both our LaPolla Subsidiary and Infiniti Subsidiary have a focus on such approvals and are currently listed with certain credentials and approvals to assure that there is no restriction in markets and uses. There will be a significant push throughout 2005 to raise the industry awareness of our LaPolla Products and Infiniti Products, in this market. Advertising campaigns, articles in industry periodicals, trade show exposure, public relations, printed case studies, internet and website exposure, mailers and direct sales and marketing will be used to make an aggressive move toward product line branding and recognition in 2005. Within the industry, as manufacturers specifically focused on acrylic coatings for construction as their primary line, the combined entities of our LaPolla Subsidiary and Infiniti Subsidiary are likely within the top ten in volume of possibly 100 manufacturers or more. The principle method of competition in the industrial/commercial markets is a combination of product credentials and approvals, price structure, availability, warranty availability to building owners, and product performance. Our LaPolla Subsidiary and Infiniti Subsidiary will grow through internal and external efforts including, but not limited to, aggressive sales and marketing, competitive pricing, material availability, a strong sales force by both employee and independent representatives, establishing new relationships with new channels of distribution, building owner and contractor brand awareness, and acquisitions. It is our intention to aggressively seek acquisition of competitors with regard to timing, proximity, complementary market position, and focus. The retail market also has many competitors, some of which are regionally located and market focused, such as roofing supply houses. Others include major national home improvement chains. Product chemistry and performance can be similar. Product credentials and approvals will play less of a role in differentiating product lines. Fundamental approval, such as a UL rating (Underwriters Laboratories), is sufficient for sales into this segment. Our LaPolla Subsidiary and Infiniti Subsidiary have made progress in moving ahead strongly into this segment, primarily into the national home improvement chains. A significant marketing platform is being developed to include retail oriented literature and countertop displays. Our Infiniti Subsidiary, in particular, has added sales staff to grow our existing business in this segment. Neither of our subsidiaries are a nationally recognized or significant regional entities in this market at this time. The principle method of competing successfully in this market is effective marketing, price structure, and product performance. Growth in this market from existing relationships and new opportunities is expected during the 2005 fiscal year. Continued focus on bringing new marketing tools, sales support and industry relationships will be a primary focus for our LaPolla Subsidiary and Infiniti Subsidiary. New and existing independent representative relationships are being sought and are expected to be established by the end of the second quarter. These representatives will bring existing relationships to our LaPolla Subsidiary and Infiniti Subsidiary with the national home improvement channels to further enhance our growth in this market.

Employees

At December 31, 2004, we employed 15 individuals. None of our employees are currently represented by a union. We believe that our relations with our employees are generally very good.

Environmental Matters

We are subject to federal, state, local and foreign environmental laws and regulations. We believe that our operations comply in all material respects with applicable environmental laws and regulations where we have a business presence. We do not anticipate any significant expenditure in order to comply with environmental laws and regulations that would have a material impact on our Company. We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse effect on our financial position. We cannot assure you, however, that environmental problems relating to properties operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal.

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Index

Seasonality

Our business, taken as a whole, is materially affected by seasonal factors at this time. Specifically, sales of our products tend to be lowest during the first and fourth fiscal quarters, with sales during the second and third fiscal quarters being comparable and marginally higher than sales during the first and fourth fiscal quarters. Although the Acrylic Coatings Line applications are restricted by cold temperature, below 50 degrees Fahrenheit, most of our current focus is in the Southern United States. Much of this territory will remain suitable for application throughout most of the year. Increased levels and geography of rain fall will impede sales, but can also produce a pent up demand that can be realized in the subsequent short term. By broadening our product lines to those that are less sensitive to temperature during application, we increase the likelihood of less seasonal downward sales trending during the winter months.

Historical Information

We were incorporated in the state of Delaware on October 20, 1989 as Natural Child Collection, Inc. and changed our name to Natural Child Care, Inc., on January 14, 1991. In 1993, we discontinued our Natural Child Care operations, changed our name to Winners All International, Inc., and began random lottery operations. We were operationally inactive from August 1, 1995 to January 26, 1997 and on January 29, 1997 abandoned our former random lottery operations, effective for year ended July 31, 1995. On January 28, 1997, we acquired Perma Seal International, Inc. and began our development-stage operations largely characterized as research and development for what later became known as our application system, coatings and sealants operations in 2001. We changed Perma Seal International, Inc.’s name to Urecoats International, Inc. in October 1997. We changed our name from Winners All International, Inc. to Urecoats Industries Inc. on February 8, 1999. In July 1999, we established Urecoats Technologies, Inc. to assist in application system, coatings and sealants research and development. Rainguard Roofing Corporation, a Florida corporation, was acquired, effective January 1, 2001, to field test our RSM Series™ products and generate revenues in the roof contracting business. In June 2001, upon completion of our commercial RSM Series™ spray application system, ultimately named the BlueMAX™, Model 230, we essentially divested our research and development entities, Urecoats International, Inc. and Urecoats Technologies, Inc. Urecoats Manufacturing, Inc., established in June 2001, began sales and marketing of our RSM Series™ products direct to contractors, during the fourth quarter of 2001. We acquired Infiniti Paint Co., Inc., effective September 1, 2001, to use as a footprint for developing a specialty distribution channel for the initial distribution of our former RSM Series™ products but also to diversify our overall product offerings. Shortly after we opened a second Infiniti location in Orlando, Florida, we located a regional distribution chain with over 96 locations at the time which would carry our former RSM Series™ products on an exclusive basis and the expansion of Infiniti ceased, to preserve our cash flow and other resources, and the Orlando location was shut down. The operations of Rainguard Roofing Corporation were discontinued, effective December 31, 2001 to eliminate competition with our former RSM Series™ products customers. On February 1, 2004, we changed the name of Urecoats Manufacturing, Inc. to RSM Technologies, Inc. to align the corporation’s name with the character of its RSM Series™ business. We changed the name of Infiniti Paint Co., Inc. to Infiniti Products, Inc. on February 8, 2002 to eliminate the limiting public perception about the character of its business only being related to paints. We discovered a latent defect in the RSM Series™, BlueMAX™ spray application system, which, in addition to mitigating current and future adverse financial impacts of continuing to operate RSM Technologies, Inc., caused us to discontinue the operations of RSM Technologies, Inc., effective November 5, 2004.

Forward Looking Statements

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21 of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are necessarily estimates reflecting the best judgment of senior management and express our opinions about trends and factors which may impact future operating results. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” or the negative of such terms, or other comparable terminology. Such statements rely on a number of assumptions concerning future events, many of which are outside of our control, and involve risks and uncertainties that could cause actual results to differ materially from opinions and expectations. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by us about our businesses including, without limitation, the risk factors discussed below. Although we believe our expectations are based on reasonable assumptions, judgments, and estimates, forward-looking statements involve known and unknown risks, uncertainties, contingencies, and other factors that could cause our or our industry's actual results, level of activity, performance or achievement to differ materially from those discussed in or implied by any forward-looking statements made by or on the Company and could cause our financial condition, results of operations, or cash flows to be materially adversely affected. In evaluating these statements, some of the factors that you should consider include the following: (a) Financial position and results of operations, including general and administrative expense targets and effects on income from continuing operations; (b) Cash position and cash requirements, including the sufficiency of our cash requirements for the next twelve months; (c) Sales and margins; (d) Sources, amounts, and concentration of revenue; (e) Costs and expenses; (f) Accounting estimates, including treatment of goodwill and intangible assets, doubtful accounts, inventory, restructuring, and warranty, and product returns; (g) Operations, supply chain, quality control, and manufacturing supply, capacity, and facilities; (h) Products and services, price of products, product lines, and product and sales channel mix; (i) Relationship with customers, suppliers and strategic partners; (j) Raw material variations, substrate preparation, application specifications, operator techniques, and ambient weather fluctuations; (k) Acquisition and disposition activity; (l) Credit facility and ability to raise capital; (m) Real estate lease arrangements; (n) Global economic, social, and geopolitical conditions; (o) Industry trends and our response to these trends; (p) Tax position and audits; (q) Cost-reduction efforts, including workforce reductions, and the effect on employees; (r) Sources of competition; (s) Protection of intellectual property; (t) Outcome and effect of current and potential future litigation; (u) Research and development efforts; (v) Future lease obligations and other commitments and liabilities; (w) Common stock, including trading price; (x) Security of computer systems; and (y) Changes in accounting policies and practices, as may be adopted by regulatory agencies, and the Financial Accounting Standards Board. We do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this report except as required by law.

Item 2.	Properties

Our operations are conducted in leased facilities located in Florida, Texas, and Arizona. Our headquarters and primary administrative facilities are located in Florida, along with manufacturing, distribution and warehousing. We have an executive office in Texas for sales and marketing purposes. In Arizona, we have a facility for manufacturing, distribution and warehousing. Although we believe our present facilities are adequate for our current needs, we anticipate needing additional space for growth in manufacturing and distribution from an expected increase in sales in the near term.

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Index

Item 3.	Legal Proceedings

We hereby incorporate by reference:

(a)	Joglar Painting, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc, et. al., Defendants

The material features of this litigation have been previously disclosed in our Form 8-K dated August 20, 2004 (Section 8.  Other Events) filed on August 26, 2004 and Form 10-Q for the Quarter Ended September 30, 2004 (Item 3. Legal Proceedings) filed on November 22, 2004. Discovery has not yet commenced and no trial date is set.

(b)	Plymouth Industries, Inc. vs. Urecoats Industries Inc,. Urecoats Manufacturing, Inc., et. al., Defendants

The material features of this litigation have been previously disclosed in our Form 8-K dated November 5, 2004 (Item 8.01 Other Events) filed on November 12, 2004, Form 10-Q for the Quarter Ended June 30, 2004 (Item 3. Legal Proceedings) filed on August 16, 2004, and Form 10-Q for the Quarter Ended September 30, 2004 (Item 3. Legal Proceedings) filed on November 22, 2004. On February 18, 2005, the Court granted a 45 day extension on Plaintiff’s second motion for summary judgment, which was scheduled for March 3, 2005. Mediation is scheduled for April 21, 2005.

(c)	Raymond T. Hyer, Jr. and Sun Coatings, Inc., Plaintiffs v. Urecoats Industries Inc., et. al, Defendants

The material features of this litigation have been previously disclosed in our Form 10-K dated for the Year Ended December 31, 2004 (Item 3. Legal Proceedings) filed on March 12, 2004 and Form 10-K/A for the Year Ended December 31, 2004 (Item 3. Legal Proceedings) filed on April 28, 2004. Discovery has not yet commenced and no trial date is set.

Various Lawsuits and Claims Arising in the Ordinary Course of Business

We are involved in various lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of the Company’s management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, liquidity or results of operations.

Item 4.	Submission of Matters to a Vote of Security Holders

An Information Statement was provided to all of our stockholders to comply with the requirements of Section 14(c) of the Securities Exchange Act of 1934 and to provide information to all stockholders in connection with actions by written consent taken on December 2, 2004 by certain stockholders collectively owning 60% of our outstanding shares as of the record date of December 2, 2004. Such action constituted the approval and consent of stockholders representing a sufficient percentage of the total outstanding shares to approve the proposed amendments to the Article numbered “FIRST” of our Restated Certificate of Incorporation, to change the name of the corporation from Urecoats Industries Inc. to the IFT Corporation and Article and Section numbered “FOURTH” and “A” of our Restated Certificate of Incorporation, to increase the authorized common stock capitalization limit from 40 Million to 60 Million shares of Common Stock, Par Value $.01. Accordingly, the actions were not submitted to our other stockholders for a vote. The written consent became effective on December 28, 2004.

PART II

Item 5.	Market for the Company’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

The following table shows the quarterly price range of our common stock during the periods listed.

Calendar	2004		2003
Quarter	High	Low	High	Low
First	$1.05	$.43	$1.05	$.58
Second	$2.00	$.76	$1.28	$.67
Third	$1.19	$.47	$1.15	$.51
Fourth	$.60	$.22	$.65	$.30

Our common stock, listed on the American Stock Exchange, is currently trading under the symbol “LPA”. For the periods presented, our common stock traded under the symbol “IFT” from January 3, 2005 to November 10, 2005 and “URT” prior thereto.

As of March 18, 2005, there were approximately 4,170 holders of record of our common stock.

We did not declare any dividends during the past two years and do not anticipate declaring any common stock dividends in the near future.

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Index

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information with respect to our equity compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance on an aggregated basis as of December 31, 2004.

Equity Compensation Plan Information
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	115,321 (1)	$3.16	1,097,443 (2)
Equity Compensation Plans Not Approved by Security Holders	70,000 (3)	$3.36	16,000 (4)
Total	185,321	$3.23	1,113,443

(1)	The equity compensation plans include:
(i)
Key Employee Stock Option Plan. This plan was originally established as the 2000 Stock Purchase and Option Plan, which was approved by stockholders on June 20, 2000. The Board of Directors amended the 2000 Stock Purchase and Option Plan, effective December 31, 2004, changing its name to the Key Employee Stock Option Plan (“Key Employee Plan”), combining its terms and conditions with the 2002 Stock Option Plan (which was approved by stockholders on May 28, 2002), and eliminated consultants and directors from eligibility under the Key Employee Plan, for administrative convenience. Under the Key Employee Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The Key Employee Plan provides for the grant of an aggregate of 825,000 options, which are exercisable for common stock. There were 406,450 options exercised, 115,321 options outstanding and 303,229 options available for grant under the Key Employee Plan as of December 31, 2004.

(2)	The equity compensation plans include:
(i) Key Employee Stock Option Plan. See Footnote (1)(i) above.
(ii)
Director Compensation Plan. This plan was originally named the 2002 Non-Employee Director Restricted Stock Plan, which was approved by stockholders on May 28, 2002. The Board of Directors amended the 2002 Non-Employee Director Restricted Stock Plan, effective December 31, 2004, to among other things, change its name to the Director Compensation Plan (“Director Plan”). There were 652,767 shares of restricted common stock granted and issued (but not outstanding) and 141,447 shares remaining eligible for grant under the Director Plan as of December 31, 2004. Refer to Director Compensation below for the material features of the Director Plan.

(3)	The equity compensation plans include:
(i)
Non-Plan Options. The Company grants restricted options from time to time for special circumstances ("Non-Plan Options").  The Company did not grant any Non-Plan Options during 2004.  There were 50,000 Non-Plan Options exercised, 55,264 canceled/expired, and 70,000 outstanding as of December 31, 2004.

(4)	The equity compensation plan includes:
(i)
Long Term Employment Agreement. This amount includes the shares of restricted common stock remaining under a prior long term employment agreement between us and our CEO, entered into on January 1, 2002, which automatically vests in increments of 4,000 shares at the end of each calendar quarter and ending at the end of the 2005 year. See also Item 13 - Certain Relationships and Related Transactions, Paragraph 11.

Recent Sales of Unregistered Securities

During the quarterly period ended December 31, 2004, we issued securities, for certain private transactions, in reliance on Section 4(2) of the Act, as described below:

1.
We vested and released 5,036 of the 12,000 shares of restricted common stock automatically granted pursuant to the Director Compensation Plan (“Director Plan”), to a former director upon his election at our June 22, 2004 shareholders meeting that resigned on November 10, 2004. The remaining 6,964 shares were canceled immediately upon his resignation from the Board of Directors. We did not consider these shares outstanding due to a vesting provision in the Director Plan and as such no value was ascribed for these shares in the period during which they were granted. This transaction was valued and recorded at approximately $730.

2.
We issued 50,000 shares of restricted common stock pursuant to a partial exercise of a Non Plan restricted stock option through cancellation of indebtedness for marketing services, valued and recorded at $35,000.

3.
We vested and released 6,286 of the 12,000 shares of restricted common stock automatically granted pursuant to the Director Plan, to a former director upon his election at our June 22, 2004 shareholders meeting that resigned on December 15, 2004. The remaining 5,714 shares were canceled immediately upon his resignation from the Board of Directors. We did not consider these shares outstanding due to a vesting provision in the Director Plan and as such no value was ascribed for these shares in the period during which they were granted. This transaction was valued and recorded at approximately $786.

4.
We vested and released 6,464 of the 12,000 shares of restricted common stock automatically granted pursuant to the Director Plan, to a former director upon his election at our June 22, 2004 shareholders meeting that resigned on December 20, 2004. The remaining 5,536 shares were canceled immediately upon his resignation from the Board of Directors. We did not consider these shares outstanding due to a vesting provision in the Director Plan and as such no value was ascribed for these shares in the period during which they were granted. This transaction was valued and recorded at $808.

5.	We issued 4,000 shares of restricted common stock to our CEO, as other compensation pursuant to his employment agreement, on December 31, 2004, which was valued and recorded at $540.

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Index

6.
We paid an aggregate of approximately $776,983 in dividends in the form of 2,877,714 shares of restricted common stock to the former holders of our Series B and C Preferred Stock on December 30, 2004. This amount of approximately $776,983 had been accrued prior to the automatic conversion of our Series B and C Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used for such issuance was calculated based on the closing price of our common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share. Richard J. Kurtz, the Chairman of the Board, was the sole owner of our Series B Preferred Stock, and accrued $213,497.28 in dividends related to same, which was satisfied by the issuance of a total 790,731 shares of restricted common stock. In addition, Mr. Kurtz accrued $260,959.70 in dividends related to the Series C Preferred Stock that he formerly owned, which was satisfied by the issuance a total of 966,517 shares of restricted common stock. Mark A. Reichenbaum, a former director who resigned on December 15, 2004, had accrued $128,931 in dividends related to the Series C Preferred Stock that he formerly owned, which was also satisfied by the issuance of 477,524 shares.

Item 6.	Selected Financial Data

	Year Ended December 31,(A), (B), (C)
	2004	2003	2002	2001	2000
Summary of Operations
Revenue	$2,564,163	$2,405,539	$2,466,035	$676,903	$—
Cost of Sales	2,070,154	1,856,924	1,948,513	612,813	—
Selling, General and Administrative	2,023,088	3,109,994	4,131,482	3,027,613	1,383,270
Operating (Loss)	(2,648,316)	(4,493,959)	(4,927,633)	(4,039,977)	(2,021,444)
(Loss) from Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)	(3,879,350)	(2,499,910)
Net (Loss)	$(5,789,649)	$(11,162,204)	$(10,746,503)	$(7,919,327)	$(4,521,354)
Plus: Dividends on Preferred Stock	—	(498,001)	(259,634)	(19,578)	—
Net (Loss) Available to Common Stockholders	$(5,789,649)	$(11,660,205)	$(11,006,137)	$(7,938,905)	$(4,521,354)
Net (Loss) Per Share - Basic and Diluted:
Continuing Operations	$(0.091)	$(0.327)	$(0.381)	$(0.351)	$(0.210)
Discontinued Operations	(0.108)	(0.436)	(0.427)	(0.336)	(0.260)
Financial Position
Long-Term Debt	38,825	—	15,500	61,267	18,000
Total Assets	$2,124,738	$1,693,729	$2,702,381	$2,925,294	$47,201

We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data above has been recast to reflect the results of operations for our continuing operations and, on an aggregated basis, discontinued operations, for these periods. See also Item 1 - Business, Historical Information, for more information on all of our discontinued operations aggregated above for the periods presented.

(A) Reclassification of Continuing and Discontinued Operations - The Company reclassified the financial data in the Selected Financial Data table above for continuing operations and, on an aggregated basis, discontinued operations, for all periods presented and corrected certain scrivener’s errors. The aggregate financial data of the Company was not affected by the reclassification. For Continuing Operations, the reclassification affected Revenue which decreased $544,497 for 2001; Cost of Sales increased $62,705 for 2002 and decreased $489,885 for 2001; Selling, General and Administrative increased $2 for 2004, decreased $145,131 for 2003, $1,439,688 for 2002, and $16,863 for 2001, and increased $114,829 for 2000; and Operating Loss decreased $18,568 for 2004, $200,746 for 2003, and $1,405,501 for 2002, increased $36,019 for 2001, and decreased $271,742 for 2000. For Discontinued Operations, the reclassification affected Loss from Discontinued Operations which increased $18,568 for 2004, $200,746 for 2003, and $1,405,501 for 2002, $1,085,785 for 2001, and $2,499,910 for 2000. The reclassification affected Net (Loss) Per Share - Basic and Diluted, which, for Continuing Operations, decreased $.013 for 2003 and $.103 for 2002, increased $.003 for 2001 and decreased $.227 for 2000; and for Discontinued Operations, increased $.013 for 2003 and $.103 for 2002, decreased $.003 for 2001, and increased $.227 for 2000. Additionally, Long Term Debt increased $24,582 for 2004, decreased $52,349 for 2003, and increased $15,500 for 2002, $41,912 for 2001, and $18,000 for 2000, while Total Assets decreased $438 for 2004, $1,210,237 for 2003, increased $465,580 for 2002, and decreased $761,356 for 2001 and $2,484,909 for 2000. Working Capital (Deficit) and Total Stockholders’ Equity (Deficit) previously included are not required by the SEC and eliminated from the presentation.

(B) Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses - After the reclassification described in paragraph (A) above, the Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in Selling, General and Administrative and included these amounts in Cost of Sales for 2004, 2003, 2002, and 2001. The aggregate financial data of the Company was not affected by the reclassification. Cost of Sales increased $78,804 for 2004, $52,807 for 2003, $68,691 for 2002, and $28,977 for 2001; and Selling, General and Administrative decreased $78,804 for 2004, $52,807 for 2003, $68,961 for 2002, and $28,977 for 2001.

(C) Restatement of Allowance for Doubtful Accounts and Bad Debt Expense - After the reclassifications described in paragraph (A) and (B) above, the Company restated the Allowance for Doubtful Accounts provision originally included in the Consolidated Balance Sheets and related Bad Debt expense originally included in the Selling, General and Administrative line item, retroactively for 2004, 2003, 2002, and 2001. The aggregate financial data of the Company was affected by the restatement. Allowance for Doubtful Accounts decreased $61,518 for 2004, $204,770 for 2003, and $93,890 for 2002, and increased $3,342 for 2001; Selling, General and Administrative, Operating Loss, and Net Loss each increased $143,253 for 2004, and decreased $110,880 for 2003, $97,232 for 2002, and $3,342 for 2001; and Total Assets increased $61,518 for 2004, $204,770 for 2003, and $93,890 for 2002, and decreased $3,342 for 2001. The restatement affected Net (Loss) Per Share - Basic and Diluted for Continuing Operations which increased $.005 for 2004, and decreased $.007 for 2003 and 2002. No income tax effects were related to this restatement. To illustrate:

	2004	2003	2002	2001
Net Loss (As Previously Reported)	$(5,646,396)	$(11,273,084)	$(10,843,735)	$(7,915,985)
Adjustments	(143,253)	110,880	97,232	(3,342)
As Adjusted and Restated	$(5,789,649)	$(11,162,204)	$(10,746,503)	$(7,919,327)

(D) Loss Per Share and Dividends on Preferred Stock - After the reclassifications and restatement described in (A), (B) and (C) above, the Company added the Dividends on Preferred Stock and Net Loss Available to Common Stockholders amounts to the presentation and included the recalculated Net (Loss) Per Share - Basic and Diluted amounts in the presentation. For Continuing Operations, the recalculation affected Net Loss Per Share - Basic and Diluted which increased $.033 for 2003, $.019 for 2002, and $.001 for 2001. There was no effect to discontinued operations.

A-2-8

Index

Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations for the Three-Year Period Ended December 31, 2004

Overview

This financial review presents our operating results for each of the three years in the period ended December 31, 2004, and our financial condition at December 31, 2004. We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data and information below has been recast to reflect the results of operations for our continuing operations and, on an aggregated basis, discontinued operations, for these periods. Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption “Forward Looking Statements” in Item 1 of Part I of this report. In addition, the following review should be read in connection with the information presented in our consolidated financial statements and the related notes.

Results of Operations

Revenue

The following is a summary of revenue for the years ending December 31:

	2004	2003	2002
Revenue:
Coatings, Sealants and Other Products	$2,564,163	$2,405,539	$2,466,035
Total Revenue	$2,564,163	$2,405,539	$2,466,035

We reported revenue for 2004 of $2,564,163 as compared to $2,405,539 for 2003. The revenue generated from sales of Coatings, Sealants and Other Products represents 100% of our revenue from our Infiniti Subsidiary. The increase of $158,624 from Coatings, Sealants and Other Products is a result of an increase in sales of our Infiniti Products. Our revenue for 2003 was $2,405,539 compared to $2,466,035 for 2002. The revenue generated from sales of our Coatings, Sealants and Other Products represents 100% of our revenue from our Infiniti Subsidiary. The decrease of $60,496 from Coatings, Sealants and Other Products is a result of a decrease in sales of our Infiniti Products.

Cost and Expenses

Our total cost and expenses are comprised of cost of sales, selling, general and administrative expenses, professional fees, depreciation and amortization, research and development, consulting fees, interest expense, impairment of assets, and loss on disposal of property, plant and equipment. These total costs and expenses decreased from $6,899,498 for 2003 to $5,212,479 for 2004 for a decrease of $1,687,019. This decrease is comprised of a reduction in selling, general and administrative expenses, professional fees, impairment of assets, and loss on disposal of property, plant and equipment, which were offset by an increase in the cost of sales, depreciation and amortization, consulting fees, and interest expense. From 2002 to 2003, total costs and expenses decreased from $7,393,668 to $6,899,498, respectively, for a decrease of $494,170. This decrease is comprised of a reduction in cost of sales, selling, general and administrative expenses, depreciation and amortization, research and development, consulting fees, which were offset by an increase in professional fees, interest expenses, impairment of assets, and loss on disposal of property, plant and equipment.

Cost of Sales: Our cost of sales increased $213,230 from $1,856,924 in 2003 to $2,070,154 in 2004. Our cost of sales for 2004 is comprised of $1,934,540 of direct product costs for Coatings, Sealants and Other Products, or 75.4% of related revenue, and $135,614 of warranty costs, freight and other costs of sales. This is compared to cost of sales of $1,856,924 for 2003 comprised of $1,753,685 of direct product costs for Coatings, Sealants and Other Products, or 72.9% of related revenue, and $103,239 of warranty costs, freight and other costs of sales. The increase of $213,230 in cost of sales, and increase of $158,624 in revenue resulted in a decrease of 3.5% in gross profit from 2003 to 2004. Cost of sales decreased $91,589 from $1,948,513 in 2002 to $1,856,924 in 2003. Our cost of sales for 2003 is comprised of $1,753,685 of direct product costs for Coatings, Sealants and Other Products, or 72.9% of related revenue, and $103,239 of warranty costs, freight and other cost of sales.  This is compared to cost of sales of $1,948,513 for 2002 comprised of $1,775,825 of direct product costs for Coatings, Sealant and Other Products, or 72% of related revenue, and $172,688 of warranty costs, freight and other costs of sales.  The decrease of $91,589 in cost of sales, and decrease of $60,496 in revenue resulted in an increase of 1.8% in gross profit from 2002 to 2003.

Selling, General and Administrative Expenses: Our selling, general and administrative expenses for 2003 were $3,109,994 as compared to $2,023,088 for 2004. The decrease of $1,086,906 is attributable to a strategic organizational initiative designed to reduce costs and expenses that commenced in 2003. The decrease is primarily due to a reduction in personnel and personnel related costs of $486,775, travel of $321,932, investor relations of $146,650, office expenses of $193,305 and other administrative expenses, partially offset by an increase in insurance of $38,595 and director fees of $80,047. Our selling, general and administrative expenses for 2002 were $4,131,482 compared to $3,109,994 for 2003. The decrease of $1,021,488 is attributable to the aforementioned strategic organizational initiative and primarily due to a reduction in personnel and personnel related costs of $581,751, insurance of $50,090, investor relations of $31,331, office expenses of $85,339 and other administrative expenses, partially offset by an increase in travel expenses of $61,279 and director fees of $149,707.

Professional Fees: Our professional fees decreased $254,529 from $672,218 in 2003 to $417,689 in 2004. This decrease is related to a reduction in legal fees of $180,246 relating to litigation, and a decrease of $74,283 in accounting and auditing fees. Professional fees increased $92,203 from $580,015 in 2002 to $672,218 in 2003. This increase related to additional legal fees of $138,667 relating to litigation, partially offset by a decrease of $46,464 in accounting and auditing fees.

Depreciation and Amortization: Our depreciation and amortization expense for 2003 was $47,962 compared to $83,002 for 2004 for an increase of $35,040. This increase is attributable to depreciation of property, plant and equipment, including additions made during the 2004 year. Depreciation and amortization expense for 2002 was $124,522 compared to $47,962 for 2003 for a decrease of $76,560, which is primarily attributable to a decrease in our depreciable assets from 2002 to 2003.

Research and Development: We did not incur any research and development costs in 2003 or 2004. Our research and development costs were $24,495 in 2002.

Consulting Fees: Our consulting fees in 2003 were $137,581 compared to $226,634 in 2004 for an increase of $89,053. This increase was attributable to additional outsourcing for outside professional services. Consulting fees in 2002 were $539,395 compared to $137,581 in 2003 for a decrease of $401,814. This decrease was attributable to a reduction in outside professional services as part of the overall cost reduction program that took place during 2003.

A-2-9

Index

Interest Expense: Our interest expense increased $270,566 from $121,346 in 2003 to $391,912 in 2004. The increase is primarily due to short term loans received from the Chairman of the Board in the amount of $5,610,000 in 2004 to continue our operations. Other interest expense was attributable to interest on lines of credit and lease payments for vehicles. Interest expense increased $76,100 from $45,246 in 2002 to $121,346 in 2003. The increase is primarily due to short term loans received from the Chairman of the Board in the amount of $6,610,000 in 2003 to continue our operations. Other interest expense was attributable to interest on lines of credit and lease payments for vehicles.

Loss on Asset Impairment and Disposal of Property, Plant and Equipment: We had Goodwill relating to the acquisition of our Infiniti Subsidiary in 2001. Management evaluated the fair market value of this asset as required and determined that there was impairment at December 31, 2003. We consider relevant cash flow and profitability information, including estimated future operating results, trends, and other available information, in assessing whether the carrying value of the intangible assets can be recovered. As a result, a charge of $837,011 for the impairment of the asset was recorded and is reflected on the Consolidated Statement of Operations for 2003 leaving Goodwill at $774,000 at December 31, 2004. We also recognized a loss for obsolete and abandoned property, plant and equipment primarily in the form of leasehold improvements related to relocating our corporate offices in the amount of $116,462 during 2003. There was no asset impairment or loss on disposal of assets in 2002 or 2004.

Discontinued Operations: On November 5, 2004, we discontinued the operations of our RSM Subsidiary and related RSM Products, which consisted of two products lines: Application Systems and Coatings. Our consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for our discontinued operations for the periods presented.

Selected Financial Data for Discontinued Operations

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,034,813)	315,903
Costs and Expenses	(3,617,118)	(8,239,562)	(8,368,480)
(Loss) from Discontinued Operations	$(3,141,333)	$(6,668,245)	$(5,818,870)

During 2002, we evaluated all circumstances and determined that a period of five years had passed since any material communications were received relating to the commitments and contingencies reserve initially established in 1997 for certain discontinued operations.  Accordingly, we decided that the $600,622 commitments and contingency reserve for these discontinued operations was no longer required and reversed it. See also Item 6 - Selected Financial Data.

Liquidity and Capital Resources

We had $24,465 of cash on hand at December 31, 2004 reflecting a decrease of $10,920 when compared to the $35,385 of cash on hand at December 31, 2003. The cash on hand at December 31, 2002 was $44,011.

Historically, we have not generated cash from operations in excess of working capital requirements and have relied principally upon short term loans from the Chairman of the Board, as well as proceeds from the sale of preferred and common stock, to continue our operations. The net cash used in our operations was $5,312,995 in 2004 compared to $6,956,693 in 2003 and $9,475,081 in 2002. The cash used in operations for 2004 as compared to 2003 was attributable to our net loss for the year, including the effect of adjusting for non-cash items, offset by increases in accounts receivable, inventories, prepaid expenses and other current assets, deposits and other non current assets, and a reserve for litigation, and decreases in accounts payable and accrued expenses and other current liabilities. The cash used in operations for 2003 compared to 2002 was attributable to our net loss, including the effect of adjusting for non-cash items, offset by increases in accounts receivable, inventories, deposits and other non current assets, accounts payable, and accrued expenses and other current liabilities, and decreases in prepaid expenses and other current assets. For 2004, 2003 and 2002, the net cash for discontinued operations provided by operating activities was $876,765 and $2,463,981 and used in operating activities was $30,324, respectively.

Net cash used in investing activities was $182,645 in 2004 compared to $102,886 in 2003 and $886,594 in 2002. We invested $184,745 in new property, plant and equipment during 2004 compared to $-0- in 2003 and $429,031 in 2002. During 2004, the additions to property, plant and equipment included costs to establish Infiniti’s manufacturing plant in our Florida facilities. During 2002, the additions to property, plant and equipment included costs for leasehold improvements. Capital expenditures in 2004 also included costs for office furniture and equipment and vehicles and in 2002 costs for office furniture and equipment. Net cash used in investing activities includes $36,849, $-0- and $13,505 to acquire computer hardware and software in 2004, 2003 and 2002, respectively. For 2004, 2003 and 2002, the net cash for discontinued operations provided by investing activities was $2,100 and used in investing activities was $102,886 and $457,563, respectively.

Net cash provided by financing activities was $5,484,720 in 2004, composed primarily of $5,610,000 in proceeds of loans from our Chairman of the Board, while the net cash used in financing activities relates to repayments of long term debt, payments under a capital lease obligation and payments on lines of credit partially offset by proceeds from lines of credit. For 2003 and 2002, the net cash provided by financing activities was $7,050,953 and $9,980,751, respectively, composed primarily of $350,000 and $6,223,000, respectively, in proceeds from the sale of common and preferred stock and $6,610,000 and $3,875,000, respectively, in proceeds of loans from our Chairman of the Board, while the net cash used in financing activities relates to payments on lines of credit partially offset by proceeds from lines of credit. For 2004, 2003 and 2002, the net cash for discontinued operations used in financing activities was $39,707, provided by financing activities was $37,065, and used in financing activities was $86,631, respectively.

We are required to fund our continuing operations from the sale of common or preferred stock or borrowings. As we continue to increase our revenue, improve gross margins, and minimize selling, general, and administrative expenses, our need to rely on the funds to continue our operations from outside and related parties will diminish. However, at this time, if adequate funds are not available when needed, our business, operations, financial condition and future prospects will be materially adversely affected.  Although no formal commitment has been received from the Chairman of the Board to fund our operating requirements for the 2005 year, we have received for the period beginning as of January 1, 2005 through March 15, 2005, loans amounting to $2,950,000 from the Chairman of the Board. Out of those proceeds, $2,000,000 was used for the purchase of our LaPolla Subsidiary during the first quarter of 2005. All outstanding loan amounts from the Chairman of the Board bear interest at 9% per annum. Furthermore, we will be actively seeking to raise cash proceeds of at least $5,000,000 privately, on a best efforts basis, pursuant to a private placement offering during 2005, depending on market conditions. There can be no assurance as to the availability or terms upon which such capital might be available. Our ability to continue as a going concern is dependent on management’s successful execution of its business plan. See Part II, Item 8 - Financial Statements and Supplementary Data and Notes to Consolidated Financial Statements, Note 2 - Going-Concern Issues Arising from Recurring Losses and Cash Flow Problems, for more information.

A-2-10

Index

Contractual Obligations
	Payments Due By Period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Long-Term Debt Obligations	$24,582	$14,243	$—	$—	$38,825
Estimated Interest Payments on Long-Term Debt Obligations	1,221	687	—	—	1,908
Operating Lease Obligations	155,668	40,441	—	—	196,109
	$181,471	$55,371	$—	$—	$236,842

The information provided in the table above relates to four vehicle leases and one equipment lease.

Indemnification

Our Restated Certificate of Incorporation, as amended, provides that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person that is involved in or is, or is threatened to be, made a party to any action, suit or proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. We have purchased insurance policies covering personal injury, property damage and general liability intended to reduce our exposure for indemnification and to enable us to recover a portion of any future amounts paid.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We do not issue or invest in financial instruments or their derivatives for trading or speculative purposes. Our operations are conducted presently in the United States, and, as such, we are not subject to foreign currency exchange risks. Although we have outstanding debt and related interest expense, market risk in interest rate exposure in the United States is currently not material to our operations.

Item 8.	Financial Statements and Supplementary Data

The information required by this Item is incorporated herein by reference to the financial statements set forth in Item 15(a) of Part IV of this report.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.	Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, including our Principal Executive Officer and our Principal Financial Officer, does not expect that our disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004, the end of the annual period covered by this report. The evaluation of our disclosure controls and procedures included a review of the disclosure controls’ and procedures’ objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, including process improvements, were being undertaken. Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that, as of the period covered by this report, as amended, our disclosure controls and procedures were not as effective as originally contemplated nor did such controls operate at a level appropriate to provide reasonable assurance. A material weakness existed. The material weakness identified originated with the period immediately following the Company’s discontinuance of the operations of its RSM Subsidiary on November 5, 2004. The CFO that was originally responsible for the preparation of the original report’s financial statements and related notes resigned on February 14, 2005 for title purposes and February 28, 2005 for employment purposes. A new CFO was retained on February 25, 2005. The new CFO reviewed and completed the worksheets relating to the evaluation of our disclosure controls and procedures. The CEO reviewed and approved the completed evaluation report. During this same timeframe, the Company made an acquisition. All of the changes in this report, as amended, requiring reclassifications, restatement, as well as other changes, pertain to knowledge and experience concerning the application of accounting principles. The material weakness as identified highlights the need to train accounting and executive personnel regarding the application of appropriate accounting principles for SEC reporting. The actions that the Company has taken to correct this material weakness include but are not limited to: (a) training of the CEO concerning the tools that are used to prepare and review financial statements and related disclosures and the application of certain accounting principles; (b) enhancement of the hiring practices of the Company to seek where practicable CFOs that have prior SEC reporting experience as a prerequisite for that position; (c) a training program has been initiated for all accounting personnel at various levels to facilitate accurate and punctual reporting; (d) the hiring of our current CFO with prior SEC reporting experience; and (e) an increase in the number of accounting related personnel as deemed required. The Company believes the material weakness identified above has been corrected. There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of this amended report.

Item 9B.	Other Information

None.

A-2-11

Index

PART III

Item 10.	Directors and Executive Officers

Directors

Set forth below is the name and age of each nominee and each director of the Company whose term of office continues after the meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

Richard J. Kurtz	64	Director since November 23, 1998

Chairman of the Board since February 8, 1999

Mr. Richard J. Kurtz has been president and chief executive officer of the Kamson Corporation, a privately held corporation, for the past 27 years. The Kamson Corporation has its principal executive offices located in Englewood Cliffs, New Jersey and currently owns and operates eighty one (81) investment properties in the Northeastern U.S. Mr. Kurtz is a graduate of the University of Miami and a member of its President's Club. Mr. Kurtz is also a member of the Board of Directors of Paligent, Inc., a publicly traded company on the NASD O-T-C bulletin board. Most notably, the Chamber of Commerce in Englewood Cliffs and the Boy Scouts of America chose him Man of the Year. Mr. Kurtz resides in Alpine, New Jersey and is currently Vice President and a member of the Board of Directors for the Jewish Community Center on the Palisades in Tenafly, New Jersey. He is also proud to be an elected member of the Board of Trustees and the Foundation Board for the Englewood Hospital and Medical Center of New Jersey as well as a member of the Board of Governors for the Jewish Home and Rehabilitation Center.

Lt. Gen. Arthur J. Gregg US Army (Ret.)	76	Director since February 21, 2000

Lt. Gen. Arthur J. Gregg, US Army (Ret.) has more than fifty-five years of distinguished professional experience, having held senior level management and command positions in the military and several executive positions in industry. During his career, through ongoing education and the nature of the positions he has held, General Gregg has developed a broad, keen and in-depth knowledge of business operations and management. His record of performance repeatedly demonstrates the ability to lead organizations to success including new businesses and turn around situations. Also, as a result of his extensive military and executive experience, he has considerable contacts and respect within federal government agencies and private industry. General Gregg continues an active schedule as a member of several corporate and academic boards. He chairs three of these boards. His education includes Harvard University, John F. Kennedy School of Government Concentrated Executive Program in National Security; Saint Benedict College Atchison, Kansas, Bachelor of Science in Business Administration (Summa cum Laude); Army War College, Carlisle Barracks, Pennsylvania, One-year graduate level college; Command and General Staff College, Fort Leavenworth, Kansas, One-year graduate level college.

Gilbert M. Cohen	73	Director since November 12, 2004

Mr. Gilbert M. Cohen was the co-founder, chief financial officer, and treasurer of The Kamson Corporation from 1969 to 2001. From 1960 to 1969, he was the treasurer of the Bruck Group, Four Companies - Subsidiaries of American Hospital Supply Corporation, a former New York Stock Exchange listed corporation. Mr. Cohen retired in 2001 and, on a voluntary basis, is a baseball coach for the Cavallini School in Upper Saddle River for the public school system. His professional memberships include the American Institute of CPAs and New York State Society of CPAs. Mr. Cohen received his B.A. in 1953 and B.S. in 1956 from Brooklyn College.

Michael T. Adams	39	Director since December 20, 2004

Chief Executive Officer since January 28, 2005

Mr. Michael T. Adams was the President from August 1, 2003 and Executive Vice President and Corporate Secretary from March 1, 1999. Prior thereto, Mr. Adams held various officer capacities in the Company’s subsidiaries and was instrumental in the restructuring and establishment of operations in January 1997. He earned his Bachelor of Science degree in Business Administration in 1989, Master of Science degree in Business Administration in 1990 and Juris Doctor Degree in 1995, from Nova Southeastern University, located in Fort Lauderdale, Florida.

Mr. Cohen is our “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC serving on the Audit Committee, which is composed entirely of independent outside directors.

Index

Executive Officers

A brief summary of our executive officers and their ages as of March 25, 2005 is as follows:

Douglas J. Kramer	41	President and COO since January 28, 2005

Mr. Douglas J. Kramer is the President and Chief Operating Officer since January 28, 2005. Prior thereto, Mr. Kramer was employed by Foam Enterprises, Inc., a wholly-owned subsidiary of the BASF Corporation, which manufactures polyurethane foam systems for the construction and OEM markets. He held various positions at Foam Enterprises during his more than 7 years of employment. Mr. Kramer began in 1997 as western regional sales manager and immediately prior to joining the Company, was vice president of construction products. Mr. Kramer attended and studied Liberal Arts at Penn State University, New Kensington, Pennsylvania from 1982 to 1983 and Austin Community College and University of Texas from 1983 to 1986 in Austin, Texas.

Charles R. Weeks	37	CFO and Treasurer since February 25, 2005

Mr. Charles R. Weeks is the Chief Financial Officer and Corporate Treasurer since February 25, 2005. Prior thereto, Mr. Weeks was the chief financial officer of Ad Management Systems, Inc. from September 2003 to January 2005; controller at Lodging.com from March 2002 to September 2003; and controller of Air Partner, PLC, a publicly listed company in England from November 2000 to January 2002. He graduated from Clemson University, Clemson, South Carolina, with a Bachelor of Science degree in Accounting in 1989. Mr. Weeks obtained his CPA certificate in Maryland, and is currently a member of both the MACPA and AICPA.

Dennis A. Dolnick, our former Chief Financial Officer and Corporate Treasurer, resigned, effective February 14, 2005 for title purposes and February 28, 2005 for employment purposes. Officers are appointed by and hold office at the pleasure of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our officers and directors based on the information provided by them. Based solely on review of the copies of such forms and representations from certain of the reporting persons that no other reports were required, we believe that, during the 2004 fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were met.

Code of Business Conduct and Ethics

We adopted a Code of Business Ethics and Conduct applicable to all officers, directors and employees as defined by applicable rules of the SEC and the AMEX. This Code of Business Ethics and Conduct is publicly available on our website at http://lapollaindustries.com/pdf/codeofethics.pdf. If we make any amendments to this Code of Business Ethics and Conduct other than technical, administrative, or other non-substantive amendments, or grant any waivers from a provision of the code to any of our executive officers, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website

Item 11.  Executive Compensation

Summary of Cash and Certain Other Compensation

The following table provides information about the compensation for our last three calendar years of our Chief Executive Officer, plus our most highly compensated other executive officers as of the end of the 2004 calendar year. This group is referred to in this amended report as the Named Executive Officers.

Summary Compensation Table
					Long Term
		Annual Compensation			Compensation Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Award(s) ($)	Securities Underlying Options ($)(2)	All Other Compensation ($)
Michael T. Adams	2004	90,000	—	17,471	—	6,500	—
Chief Executive Officer	2003	93,375	—	22,213	—	6,500	—
	2002	105,000	—	42,457	—	6,500	—

Dennis A. Dolnick	2004	79,166	—	15,078	—	—	—
Former CFO and Treasurer	2003	—	—	—	—	—	—
(Resigned 2/28/05)	2002	—	—	—	—	—	—

John G. Barbar	2004	59,711	—	18,864	—	—	—
Former CFO, SVP and Treasurer	2003	113,625	—	24,616	—	5,000	—
(Terminated 3/31/04)	2002	135,000	—	51,544	—	5,000	—

A-2-13

Index

(1)
For 2004, the amounts disclosed in this column consist of: (a) an aggregate of 25,000 shares of restricted common stock issued and valued in the aggregate at $10,174 to current and former executive officers, as other compensation, pursuant to written employment agreements, of which Mr. Adams and Mr. Barbar received 16,000 and 9,000 shares, respectively, valued at $5,764 and $4,410, respectively; and (b) an aggregate of $41,239 perquisites, of which Mr. Adams, Mr. Dolnick and Mr. Barbar received car allowances for $7,800, $5,700, and $1,950, respectively, and health/dental insurance for $3,907, $9,378, and $12,504, respectively.

(2)
These amounts consist of vested incentive stock options. At the beginning of 2002, we granted incentive stock options to current and former executive officers (Mr. Adams - 26,000 options and Mr. Barbar - 20,000), under our Key Employee Stock Option Plan (f/k/a 2002 Stock Option Plan), covering a four year period pursuant to their written employment agreements, which vested upon the occurrence of certain events, of which an aggregate of 19,500 and 10,000 options have vested for Mr. Adams and Mr. Barbar, respectively. A total of 10,000 options were canceled upon the termination of Mr. Barbar, and 6,500 options remain unvested for Mr. Adams at the end of 2004.

(3)
As of December 31, 2004, Mr. Adams held 146,983 shares of restricted common stock, respectively, valued at $39,685; and Mr. Barbar, as of the date of his termination on March 31, 2004 held 112,347 shares of restricted common stock, valued at $30,334.

Stock Options, Option Grants, Exercises and Holdings

The following tables show the number of stock options granted and shares covered by both exercisable and non-exercisable stock options for our current and former Named Executive Officers as of December 31, 2004. There were no stock option exercises or any “in-the-money” stock option values to report for any Named Executive Officers in fiscal 2004.

Option Grants in Last Fiscal Year

The following tables summarize the stock option activity for the Named Executive Officers during 2004.

Name	Number of Securities Underlying Options Granted (#) (1)	% of Total Options Granted to Employees In Fiscal 2004	Exercise or Base Price Per Share	Expiration Date
Dennis A. Dolnick (Resigned 2/14/05)	3,180	2%	$.95	3/16/2007

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Shares		Options at 12/31/04 (#)		at 12/31/04 ($)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael T. Adams	—	—	19,500	6,500	—	—
Dennis A. Dolnick (Resigned 2/14/05)	—	—	3,180	—	—	—
John G. Barbar (Terminated 3/31/04)	—	—	10,000	—	—	—

Director Compensation

Each director who is not an employee is reimbursed for actual expenses incurred in attending our Board meetings. We have a non-employee director incentive plan which provides for the issuance of restricted common stock to non-employee directors for Board service fees and cash to eligible non-employee directors as retention fees. The Board of Directors amended the 2002 Non-Employee Director Restricted Stock Plan to include, in addition to automatic grants of restricted common stock, a retention fee, payable on a quarterly basis, of $10,000 per year, for non-employee directors who serve on the Board for more than three consecutive years. We also changed the name of the plan to the “Director Compensation Plan” for increased transparency (the “Director Plan”). Under the Director Plan, up to 1,600,000 shares of restricted common stock may be issued through periodic automatic grants of restricted stock to non-employee directors only. The Director Plan provides, each non-employee director who is then serving as a member of the Board shall automatically be granted an award consisting of a number of shares of our restricted common stock equal to: 48,000 shares for the Chairman of the Board, who is also a non-employee director; and 12,000 shares for other non-employee directors, upon initial election to the Board for a one year term (or a lesser amount prorated monthly if the initial election is for a shorter period), which restricted shares are subject to restrictions on transferability as well as a vesting schedule. In the event a recipient of a restricted stock award ceases to be a director for any reason other than death or total disability, any restricted shares of common stock which are then unvested are subject to forfeiture back to us. Once vested, the shares are no longer restricted from transferability pursuant to the terms of the Director Plan and are no longer subject to forfeiture by us upon termination of director status. The Director Plan is intended to be a nondiscretionary plan for purposes of rules and interpretations of the SEC relating to Section 16 of the Exchange Act. In addition to the automatic grant of shares to non-employee directors described above, a one-time grant on May 28, 2002 of 1,168,000 post split shares of restricted stock was approved for the Chairman of the Board, which recognized his personal cost for substantially funding our Company and acting as Chairman of the Board without adequate compensation over a three-year period. This one-time grant vests at the end of each year at the rate of 25% per year. We granted and issued 1,276,000, 96,000, and 104,767 shares, vested and released 405,786, 400,000, and -0- shares and canceled 18,214, 12,000, and -0- shares of restricted stock under the Director Plan in 2004, 2003 and 2002, respectively. No retention fees were paid during 2004. We do not consider the shares of restricted common stock granted and issued under the Director Plan as outstanding at the time of grant due to vesting provisions in the Director Plan. The shares of restricted common stock when granted are issued by us with a second restriction and held in our custody until such time that they are earned and vested. At December 31, 2004 there were 652,767 shares of restricted common stock granted and issued (but not treated as outstanding) and 141,447 shares eligible for grant under the Director Plan.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

In 2002, we entered into long-term employment contracts with our current CEO (Mr. Adams) (in his capacity at the time as Executive Vice President) and a former CFO (Mr. Barbar). Mr. Adams’ agreement was superseded with a new Long Term Agreement in 2005 (See Subsequent Events below), while Mr. Barbar’s agreement was terminated on March 31, 2004. In 2004, we entered into an employment agreement with another former CFO (Mr. Dolnick), which was terminated when he resigned on February 14, 2005 (See Other Employment Agreement below).

A-2-14

Index

Long Term Employment Contracts

We agreed to employ under written employment agreements Mr. Adams and Mr. Barbar for a period beginning on January 1, 2002 (the “effective date”) and ending December 31, 2005 (the “employment period”). These contracts followed the same basic structure. (a) For Mr. Adams, we had agreed to the following compensation: (i) annual base salary originally of $105,000, subject to annual review; (ii) an aggregate of 64,000 shares of restricted Common Stock as other compensation, subject to vesting in 4,000 share increments on a quarterly basis commencing on the effective date; (iii) incentive stock options to purchase 26,000 shares, at an exercise price equal to 100% of the fair market value of our Common Stock as of the date of grant, and, subject to vesting, exercisable anytime within five (5) years of the date of grant, vesting up to a maximum of 6,500 per year and after the end of each calendar year according to an Excess Revenue formula; (iv) eligibility to earn performance awards for a minimum aggregate of 34,000 shares of restricted Common Stock during the term of his agreement at a maximum of 8,500 shares during each calendar year; (v) a discretionary bonus; (vi) entitled to participate in medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans; and (vii) paid vacation, fringe benefits and perquisites. Mr. Adams reduced his salary to $90,000 for the 2004 year as part of a strategic organizational initiative. We did not establish any criteria for performance awards and no bonuses were paid to any executive officers during 2004. Mr. Adams did meet the Excess Revenue formula criteria to vest 6,500 stock options and received 16,000 shares of restricted common stock as other compensation during 2004. See Item 13 - Certain Relationships and Related Transactions, Paragraphs 5 and 11, and Subsequent Events below. (b) For Mr. Barbar, the agreement provided for the following compensation: (i) annual base salary of $135,000, subject to annual review; (ii) an aggregate of 51,616 shares of restricted Common Stock as other compensation, subject to vesting in 3,000 share increments on a quarterly basis commencing on the effective date, except the first quarter commencing as of the effective date 6,616 shares will vest at the end thereof; (iii) incentive stock options to purchase 20,000 shares, at an exercise price equal to 100% of the fair market value of our Common Stock as of the date of grant, and, subject to vesting, exercisable anytime within five (5) years of the date of grant, vesting up to a maximum of 5,000 per year and after the end of each calendar year according to an Excess Revenue formula; (iv) eligibility to earn performance awards for a minimum aggregate of 30,000 shares of restricted Common Stock during the term of his agreement at a maximum of 7,500 shares during each calendar year; (v) a discretionary bonus; (vi) entitled to participate in medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans; and (vii) paid vacation, fringe benefits and perquisites. Mr. Barbar’s salary was reduced to $90,000 during the time in which he was employed during 2004. See Item 13 - Certain Relationships and Related Transactions, Paragraphs 5 and 6 and Severance from Terminated Employment Contract below.

Termination of Employment Contracts

The above described employment agreements were terminable by us before expiration of the employment period for any reason, but subject to certain terms, conditions and remedies. As of the date of this amended report, the above described agreements have been superseded or terminated. The agreement with Mr. Barbar was considered a Compensated Termination, subject to the following:

Compensated Termination

If an officer resigns for cause or other than a change-in-control (except for a forced resignation), or is terminated by us without cause, in each case prior to the expiration of the employment period, the officer’s employment terminates on the date of termination and he is entitled to: (i) the unpaid portion of salary due up to the termination date; (ii) a severance cash payment equal to 6 months of the then current annual base salary; (iii) restricted shares of common stock equal to 6 months which other compensation will be deemed earned and vested, and any restrictions on such restricted shares except as required by applicable law will immediately lapse and such restricted shares will become nonforfeitable; (iv) stock options equal to the amount receivable within 6 months described in the agreements, will be deemed vested, and any restrictions on such stock options except as required by applicable law will immediately lapse and such stock options will be fully exercisable; (v) the product of any performance awards which the officer can show that he reasonably would have received had he remained in his capacity with us through the end of the calendar year in which occurs his date of termination; (vi) medical and dental benefits only to the officer for 6 months; and (vii) any other amounts or benefits which he is entitled to receive through the date of termination.

Termination Due to Change-in-Control, Death or Permanent Disability

We did not terminate any employment agreements in 2004 due to a change-in-control, death or permanent disability of any executive officer and since the above mentioned employment agreements for Mr. Adams and Mr. Barbar have been superseded or terminated (for other reasons), no further discussion is warranted on this subject matter in this amended report.

Severance from Terminated Employment Contract

We terminated Mr. Barbar’s employment on March 31, 2004. Pursuant to the termination provisions under his agreement, Mr. Barbar was entitled to total cash severance pay equal to $55,081, which is comprised of 6 months of his then current base salary of $45,000, accrued vacation of $3,462, and medical and dental benefits of $6,619. He was also entitled to receive 6,000 shares of restricted common stock for the 6 month period following the date of his termination. Mr. Barbar did not meet the Excess Revenue formula calculation at the time of his termination to vest any more of his incentive stock options and thus, the number eligible for vesting in 2004 and any remaining stock options under his agreement were canceled.

Other Employment Agreement

We entered into an employment agreement with Mr. Dolnick, a former CFO, effective on March 16, 2004, which terminated upon his resignation on February 14, 2005. During the time Mr. Dolnick was employed with us, his annual base salary was $100,000. Mr. Dolnick was eligible to earn an annual bonus of 5,000 shares of restricted common stock based on meeting certain corporate and individual goals (performance awards) pursuant to the 2002 Executive Incentive Plan. We did not establish any criteria for performance awards and no bonuses were paid to any executive officers during 2004. Mr. Dolnick was granted 3,180 incentive stock options covering the period beginning from his date of employment to December 31, 2004, and 4,000 stock options annually thereafter, pursuant to and in accordance with one of our stock option plans. The stock options have an exercise price equal to 100% of the fair market value of our common stock as of the date of grant, and, subject to vesting, are exercisable at any time, in whole or in part, within 3 years of the date of grant. The stock options vest after the end of each calendar year subject to an Excess Revenue formula being met by Mr. Dolnick. Mr. Dolnick met the Excess Revenue formula calculation at the end of the 2004 year and 3,180 stock options vested accordingly. Any remaining stock options under Mr. Dolnick’s agreement were canceled upon his resignation.

A-2-15

Index

Subsequent Events

We entered into new employment agreements with our CEO, President and COO and CFO and Treasurer in the first quarter of 2005. Refer to Item 13 - Certain Relationships and Related Transactions, paragraphs 10 (Mr. Kramer), 11 (Mr. Adams) and 12 (Mr. Weeks) for more detailed information.

Compensation Committee Interlocks and Insider Participation

There are no members of the Compensation Committee who were officers or employees of the Company or any of our subsidiaries during fiscal 2004, or were formerly officers of the Company, or had any relationship otherwise requiring disclosure hereunder.

REPORT OF THE COMPENSATION COMMITTEE

As members of the Compensation Committee, it is our duty, pursuant to our charter, to develop compensation strategies, policies and programs, evaluate performance of the CEO and other executive officers, administer the equity compensation plans, and prepare for management development and succession. The goals of our executive compensation program are to inspire executives to achieve our business objectives in this environment, to reward them for their achievement, to foster teamwork, and to attract and retain executive officers who contribute to our long-term success. We continually strive to strike an appropriate balance between levels of base compensation that are competitive, annual incentive compensation that varies in a consistent manner with the achievement of individual objectives and corporate financial performance objectives, and long-term incentive compensation that focuses executive efforts on building stockholder value through meeting longer-term financial and strategic goals.

During 2004, we reassessed our entire compensation program established in 2002 and made substantial changes to adapt to the rapidly changing environment in which we currently operate as follows:

1.
The 2002 Non-Employee Director Restricted Stock Plan was amended to include a cash retention fee, which is in addition to the restricted common stock grants automatically granted and issued to newly elected (or reelected) or appointed (pro rata portion) members of the Board, specifically for directors that have served for more than three consecutive years on the Board. We also changed the name of the plan to the “Director Compensation Plan” since it covers more than just equity compensation in the plan.

2.
The 2002 Executive Incentive Plan was canceled due to the fact that it turned out to be too expansive for the Company’s present and anticipated future needs. No Incentive Awards, Performance Awards, Restricted Stock, Stock Appreciation Rights, Stock Options, or Stock Payments were earned under this plan.

3.
The 2002 Management Incentive Plan was canceled due to the fact that it was too expensive to administrate as compared to the expected benefits to be derived from the plan. No Bonus Awards were earned under this plan.

4.
The 1998 Employee and Consultant Stock Option Plan automatically terminated pursuant to its terms. All of the registered shares of common stock underlying the options granted under the plan were issued by virtue of all of the outstanding options being exercised by the option holders.

5.
The 1999 Consultant and Employee and Stock Purchase and Option Plan automatically terminated pursuant to its terms. All of the registered shares of common stock underlying the options granted under the plan were issued by virtue of all of the outstanding options being exercised by the option holders.

6.
The 2000 Stock Purchase and Option Plan was amended to change its name to the Key Employee Stock Option Plan, combine its terms and conditions with the 2002 Stock Option Plan, and eliminate consultants and directors as eligible persons, for administrative convenience. The clear purpose of the Key Employee Stock Option Plan is now featured in its title.

We used salary, restricted common stock, and stock option strategies to meet our compensation program goals in 2004 with our executive officers. Our CEO and a former CFO continued to be compensated under a portion of our former 2002 compensation program elements pursuant to their long term employment agreements, which provided for time based vesting of certain restricted common stock and vesting of stock options based on an excess revenue calculation. This restricted common stock vested and the stock options for our CEO vested. The stock options for a former CFO were canceled upon his termination in March 2004. Our other former CFO was compensated with a competitive salary, eligible to earn restricted common stock and granted stock options. The stock options granted to him in 2004 vested and the remaining restricted common stock and stock options under his agreement were forfeited or canceled as of the date of his resignation in February 2005.

We have revamped our overall compensation program for 2005 and the stock compensation elements for executive officers and key employees will be based solely on individual objectives and corporate financial objectives in furtherance of our objectives towards building value for our stockholders.

COMPENSATION COMMITTEE,

Lt. Gen. Arthur J. Gregg, US Army (Ret), Chairperson
Mr. Gilbert M. Cohen

A-2-16

Index

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the AMEX Industrial Manufacturing Index for the period beginning December 31, 2000 and ending December 31, 2004. The graph assumes that all dividends have been reinvested. We did not declare any dividends during the past five years.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The following table shows how much of our common stock is owned as of March 22, 2005 by each person known to own 5% or more of our common stock, each director, each executive officer named in the Summary Compensation Table and all directors and executive officers as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Beneficially Owned of Class (1)	Amount and Nature of Rights To Acquire Beneficial Ownership (2)	Total Amount Beneficially Owned Including Rights To Acquire Beneficial Ownership	Percent Beneficially Owned including Rights To Acquire Beneficial Ownership of Class (3)
Directors:
Richard J. Kurtz, Chairman of the Board	36,182,283	72.1%	—	36,182,283	72.1%
Duck Pond Road, Alpine, New Jersey 07620

Lt. Gen. Arthur J. Gregg, US Army (Ret)	26,500	*	—	26,500	*
Gilbert M. Cohen	4,530	*	—	4,530	*
Michael T. Adams (4)	1,458,507	2.9%	23,500	1,482,007	2.9%

Other Named Executive Officers:
Dennis A. Dolnick (Resigned 2/14/05)(5).	—	*	3,180	3,180	*
John G. Barbar (Terminated 3/31/04)(5)	112,437		10,000	122,437	*

All directors and current, and former executive officers, listed above as a group (8)	37,784,257	75.2%	36,680	37,820,937	75.3%
____________________
*	Less than 1%
(1)	Based on 50,196,219 shares outstanding on March 22, 2005.
(2)
Represents common stock which the person has the right to acquire within 60 days after March 22, 2005. For current and former executive officers, these shares may be acquired by continued employment and upon the exercise of vested stock options. For Mr. Adams, 4,000 shares of restricted common stock will be issued at the end of the first quarter of 2005 as other compensation, while 19,500 shares may be acquired upon the exercise of vested stock options; and Mr. Dolnick and Mr. Barbar, 3,180 shares and 10,000 shares, respectively, may be acquired upon the exercise of vested stock options.

(3)	Based on 50,232,899 shares deemed outstanding as of March 22, 2005 (Includes those shares in the “Amount and Nature of Rights to Acquire Beneficial Ownership” column).
(4)	Mr. Adams is also our CEO.
(5)	Information provided up to the date of resignation.

A-2-17

Index

Item 13.	Certain Relationships and Related Transactions

We continued to have a recurring need for financial and other support today as we did in prior years to continue our operations. As such is the case, we were required to accept support from our directors to ensure our business progressed.

  1.   During 2004, a total of 405,786 shares of restricted common stock were vested and earned by current and former directors pursuant to the Director Compensation Plan (“Director Plan”), of which:

(a)   292,000 shares that were issued to our Chairman of the Board, pursuant to a one time grant of 1,168,000 shares approved by the shareholders on May 28, 2002, vested. We did not consider this portion of the shares issued and outstanding due to a vesting provision and as such no value was ascribed to these shares by us as of May 28, 2002. The value ascribed to these shares on May 28, 2004 was $197,100. There are 584,000 shares remaining issued but in our custody until they are earned and vested.

(b)   96,000 shares that were automatically granted and issued to current and former directors on June 11, 2003 upon their election at the shareholders meeting held on June 22, 2004, vested. We did not consider these shares issued and outstanding due to a vesting provision and as such no value was ascribed to these shares at the time they were granted. These transactions were valued and recorded at $54,720; and

(c)   17,786 shares of the 36,000 shares that were automatically granted and issued to three former directors upon their election at the shareholders meeting held on June 22, 2004, vested in their respective pro rata portions on the dates of their respective resignations, and the remaining 18,214 respective pro rata unvested portions of the shares were forfeited and canceled. We did not consider these shares issued and outstanding due to a vesting provision and as such no value was ascribed for these shares at the time they were granted. These transactions were valued and recorded at approximately $2,324. Refer to paragraph 3 below.

  2.   During 2004, a total of 96,000 shares of restricted common stock were automatically granted and issued to current and former non-employee directors pursuant to the Director Plan upon their election at the shareholders meeting held on June 22, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as issued and outstanding and as such no value was ascribed for them at the time of grant. These shares remain in our custody until they are earned and vested. See also 1(c) above (a total of 17,786 shares vested and 18,214 shares were forfeited and canceled upon the resignation of three directors during 2004).

  3.   During 2004, a total of 8,767 shares of restricted common stock were automatically granted and issued to a new director pursuant to the Director Plan upon appointment to the Board of Directors on November 12, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as issued and outstanding and as such no value was ascribed for them at the time of grant. These shares remain in our custody until they are earned and vested.

  4.   During 2004, we paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of our common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share:

(a)   The Chairman of the Board was the former sole holder of the Series B Convertible Preferred Stock, and as such, had accrued dividends of approximately $213,497, which were satisfied with the issuance and delivery of 790,731 shares;

(b)   The Chairman of the Board was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $260,961, which were satisfied with the issuance and delivery of 966,517 shares; and

(c)   A company in which a former director owned a majority interest was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $128,931, which were satisfied with the issuance and delivery of 477,524 shares.

  5.   During 2004, we issued 19,000 shares of restricted common stock to a former CFO and the current CEO, as other compensation pursuant to employment agreements, of which 3,000 00 shares were issued to Mr. Barbar and 16,000 shares were issued to Mr. Adams. These transactions were valued and recorded at $7,234.

  6.   During 2004, the Company issued 6,000 shares of restricted common stock to a former CFO, as severance compensation pursuant to termination of an employment agreement. This transaction was valued and recorded at $2,940.

  7.   During 2004, pursuant to the Certificate of Designation of Preferences of Series C Convertible Preferred Stock, all 673,145 shares of the Series C Convertible Preferred Stock outstanding on the mandatory conversion date, previously valued and recorded in prior years at $13,462,900, were converted into 12,375,024 shares of restricted common stock; of which:

(a)   10,684,800 shares were issued to the Chairman of the Board, pursuant to the mandatory conversion of 460,245 shares of Series C Convertible Preferred Stock purchased in 2002 and 2003 and previously valued and recorded at $9,204,900; and

(b)   830,000 shares were issued to a corporation in which a former director owns a material interest, pursuant to the mandatory conversion of 100,000 shares of Series C Convertible Preferred Stock purchased in 2002 and previously valued and recorded at $2,000,000.

  8.   On January 4, 2005, we issued 18,181,818 shares of restricted common stock to our Chairman of the Board, in exchange for his cancellation of $6,000,000 of indebtedness represented by term loans bearing interest at 9% per annum, which were advanced to us and our subsidiaries during the period commencing with the fourth quarter of 2003 to date. The price per share used to determine the number of shares of restricted common stock for this transaction was 110% of the closing price of our common stock as traded on the AMEX on January 4, 2005 or $ .33 per share.

A-2-18

Index

  9.   On January 25, 2005, we entered into a Stock Purchase Agreement with LaPolla Industries, Inc., an Arizona corporation and Billi Jo Hagan, Trustee of the Billi Jo Hagan Trust, Dated October 6, 2003, wherein we agreed to pay $2 Million in cash and issue thirty four shares of our restricted common stock in exchange for all of the issued and outstanding shares of capital stock of LaPolla with a closing scheduled on or before February 28, 2005. On February 11, 2005, the parties entered into an Amendment to Stock Purchase Agreement and Closing Statement to close the transaction in accordance with the terms of the Agreement, as amended. LaPolla, formerly a privately-held company, is located in Tempe, Arizona. LaPolla has 10 employees. The basic assets of LaPolla include manufacturing equipment, product formulations, raw material and finished goods inventory, long term employees, customers and vendors, office equipment, accounts receivable, and goodwill. Our Chairman of the Board and majority shareholder advanced $2 Million in cash to finance the transaction for us. The $2 Million advance was made in the form of a demand loan bearing interest at 9% per annum.

  10.   On January 28, 2005, Douglas J. Kramer joined us as President and Chief Operating Officer pursuant to an Executive Employment Agreement. Under the terms and conditions of the agreement, Mr. Kramer agreed to work exclusively for us for a period beginning on the effective date of this agreement and ending on January 31, 2007, unless sooner terminated or extended in accordance with the agreement. The agreement shall be extended automatically for an additional two (2) year period unless either of the parties notify each other that such extension shall not take place. In the event of any extension of this agreement, the terms of his agreement shall be deemed to continue in effect for the term of such extension. His compensation is comprised of a $50,000 signing bonus, an annual base salary of $300,000, which base salary will automatically increase to $350,000 and up to 2 Million shares of restricted common stock when our Company meets certain Sales Goal Thresholds and Gross Profit Margins as set forth in his agreement.

  11.   On February 1, 2005, we entered into a new Executive Employment Agreement with Michael T. Adams, our Chief Executive Officer. Under the terms and conditions of the agreement, Mr. Adams agreed to work exclusively for us for a period beginning on the effective date of this agreement and ending on January 31, 2009, unless sooner terminated in accordance with the agreement. His compensation is comprised of an annual base salary of $108,750 and up to 1 Million shares of restricted common stock when our Company meets certain Sales Goal Thresholds and Gross Profit Margins as set forth in the agreement. In addition, we agreed to the continuation of his prior agreement’s compensation as such related to the issuance of restricted common stock as other compensation, subject to vesting in 4,000 share increments on a quarterly basis and incentive stock options, subject to vesting up to a maximum of 6,500 options after the end of each calendar year according to an Excess Revenue formula, for the 2005 year. See also Item 11 - Executive Compensation, Long Term Employment Contracts.

  12.   On February 25, 2005, Charles R. Weeks joined us as our new Chief Financial Officer and Corporate Treasurer pursuant to an Employment Agreement. Under the terms and conditions of the agreement, Mr. Weeks agreed to work exclusively for us for a period beginning from the date of his employment and ending on February 24, 2007, unless sooner terminated in accordance with the agreement. His compensation is comprised of an annual base salary of $125,000 and 5,000 incentive stock options per year, subject to meeting certain corporate and individual goals and objectives.

Item 14.	Principal Accountant Fees and Services

Baum & Company, P.A., our independent registered public accounting firm, audited our consolidated financial statements for the year ended December 31, 2004. The Audit Committee of the Board of Directors selects the independent registered public accounting firm.

Auditor Fees

During the years ended December 31, 2004 and 2003, we retained our independent registered public accounting firm, Baum & Company, P.A., to provide services in the following categories and amounts:

Fee Category	2004	2003
Audit Fees (1)	$45,500	$42,600
Audit-Related Fees (2)	853	7,190
Tax Fees	—	—
All Other Fees	—	—

Total	$46,353	49,790
_______________________
(1)
Represents the aggregate fees billed to us for professional services rendered for the audit of our annual consolidated financial statements, reviews of our quarterly consolidated financial statements, and internal control evaluations.

(2)	Represents the aggregate fees billed to us for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

A-2-19

Index

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a) 1.	Consolidated Financial Statements and Supplementary Data:

The following financial statements are included herein under Item 8:

Report of Management	F/A-2-1
Report of Independent Registered Public Accounting Firm	F/A-2-2
Index to Consolidated Financial Statements	F/A-2-3
Consolidated Balance Sheets at December 31, 2004 and December 31, 2003	F/A-2-4
Consolidated Statements of Operations for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-2-5
Consolidated Statements of Stockholders’ Equity for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-2-6
Consolidated Statements of Cash Flows for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-2-9
Notes to Consolidated Financial Statements	F/A-2-10
Selected Quarterly Financial Data (Unaudited)	F/A-2-23

(a) 2.	Financial Statement Schedules:

The following additional information should be read in conjunction with the consolidated financial statements under Item 15(a)1 of Part IV of this amended report:

Report of Independent Registered Public Accounting Firm on Schedule	A-2-21
Consolidated Schedule for the Years Ended December 31, 2004, 2003 and 2002:

Schedule Number
Valuation and Qualifying Accounts	A-2-22

All other schedules are omitted because the required matter or conditions are not present or because the information required by the Schedules is submitted as part of the consolidated financial statements and notes thereto.

(a) 3.	Exhibits:

See Index of Exhibits below.

(b)	Item 601 Exhibits:

Reference is hereby made to the Index of Exhibits under Item 15(a)3 of Part IV of this amended report.

A-2-20

Index

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February __, 2006	LAPOLLA INDUSTRIES, INC. (F/K/A IFT CORPORATION)

By:
Michael T. Adams
Chief Executive Officer

Date:	February __, 2006	LAPOLLA INDUSTRIES, INC. (F/K/A IFT CORPORATION)

By:
John A. Campbell
Chief Financial Officer

A-2-21

Index

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive, Suite 226
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of LaPolla Industries, Inc. (f/k/a IFT Corporation):

On March 18, 2005, except with respect to the change of name from IFT Corporation to LaPolla Industries, Inc. and matters discussed in Note 21 as to which the date is December 30, 2005, we reported on the consolidated balance sheets of LaPolla Industries, Inc. and subsidiaries as December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and shareholders’ equity (deficit) for the years ended December 31, 2004, 2003, and 2002. These consolidated financial statements and our report thereon are incorporated by reference in this amended Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule referred to in Item 15(a)(2) in this amended Form 10-K. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule referred to above presents fairly, in all material respects, the information set forth therein.

/s/ BAUM & COMPANY, P.A.

Coral Springs, Florida
December 30, 2005

A-2-22

Index

SCHEDULE II
CONSOLIDATED

LAPOLLA INDUSTRIES, INC.

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2004, 2003, and 2002

		Additions
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$12,028	$793	$—	$—	$12,821
Year Ended December 31, 2003
Allowance for Doubtful Accounts	$12,330	$(63)	$—	$(239)	$12,028
Year Ended December 31, 2002
Allowance for Doubtful Accounts	$3,342	$14,180	$—	$(5,192)	$12,330

Notes:
[1] Includes write-offs of uncollectible accounts.

A-2-23

Index

INDEX OF EXHIBITS

Exhibit No.	Description

3.1
Restated Certificate of Incorporation dated June 28, 1994 as filed with the State of Delaware on June 16, 1994 (incorporated by reference to Exhibit 3.1 to Form 10-KSB for the year ended December 31, 1998 filed April 16, 1999).

3.2
Certificate of Amendment of Restated Certificate of Incorporation dated February 12, 1999 as filed with State of Delaware February 12, 1999 (incorporated by reference to Exhibit 3.2 to Form 10-KSB for the year ended December 31, 1998 filed April 16, 1999).

3.3
Certificate of Amendment of Restated Certificate of Incorporation dated June 21, 2000 as filed with the State of Delaware on June 26, 2000 (incorporated by reference to Exhibit 3(i) to Form 10-KSB for the year ended December 31, 2000 filed March 30, 2001).

3.4
Certificate of Amendment of Restated Certificate of Incorporation dated May 28, 2002 as filed with the State of Delaware on May 28, 2002 (incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2002 filed August 19, 2002).

3.5	Certificate of Amendment of Restated Certificate of Incorporation dated December 30, 2004 filed in Delaware December 30, 2004.
3.6	Proforma Restated Certificate of Incorporation, as amended, and currently in effect.
3.7	By-laws (incorporated by reference to Exhibit 3(ii) to Form 10-KSB for the year ended December 31, 2000 filed March 30, 2001).
3.8	Amendments to By-laws (incorporated by reference to Item 5. Other Information, Amendments to By-laws, to Form 10-Q for the quarter ended September 30, 2001 filed November 14, 2001).
3.9	By-laws, as amended July 31, 2003, and currently in effect, of the Company (incorporated by reference to Exhibit 3(ii) to Form 10-Q for the quarter ended June 30, 2003 filed August 14, 2003).
4.1
Certificate of Designation of Preferences of Series B Convertible Preferred Stock dated September 30, 2001 filed State of Delaware November 2, 2001 (incorporated by reference to Exhibit 3.1 to Form 8-K dated September 30, 2001 filed October 25, 2001).

4.2
Amendment to Certificate of Designation of Preferences of Series B Convertible Preferred Stock dated December 31, 2001 (incorporated by reference to Exhibit 3.1.1 to Form 8-K dated December 31, 2001 filed January 31, 2002).

4.3
Certificate of Designation of Preferences of Series C Convertible Preferred Stock dated January 8, 2002 filed State of Delaware on February 28, 2002 (incorporated by reference to Exhibit 3.2 to Form 8-K dated January 8, 2002, filed January 31, 2002).

10.1	1998 Employee and Consultant Stock Option Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 No. 333-44971 filed January 27, 1998).
10.2	1999 Consultant and Employee Stock Purchase and Option Plan (incorporated by reference to Exhibit 99.1 to Form 10-KSB for the year ended December 31, 1998 filed April 16, 1999).
10.3	2000 Stock Purchase and Option Plan (incorporated by reference to Exhibit (10) to Registration Statement on Form S-8 No. 333-51026 filed November 30, 2000).
10.4	2002 Stock Option Plan (incorporated by reference to Annex D to Definitive Proxy Statement filed April 30, 2002).
10.5	Key Employee Stock Option Plan.
10.6	2002 Executive Incentive Plan (incorporated by reference to Annex E to Definitive Proxy Statement filed April 30, 2002).
10.7	2002 Management Incentive Plan (incorporate by reference to Annex F to Definitive Proxy Statement filed April 30, 2002).
10.8	2002 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002 filed August 19, 2002).
10.9	Director Compensation Plan.
10.10	Securities Purchase Agreement dated September 30, 2001 between the Company and Richard J. Kurtz (incorporated by reference to Exhibit 10.1 to Form 8-K dated September 30, 2001 filed October 25, 2001).
10.11
Amendment to Securities Purchase Agreement dated September 30, 2001 between the Company and Richard J. Kurtz dated January 4, 2002 (incorporated by reference to Exhibit 10.1.1 to Form 8-K date December 31, 2001 filed January 31, 2002).

10.12	Securities Purchase Agreement dated December 31, 2001 between the Company and Richard J. Kurtz (incorporated by reference to Exhibit 10.2 to Form 8-K dated December 31, 2001 filed January 31, 2002).
10.13
Employment Agreement, effective January 1, 2002, between Michael T. Adams and the Company (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2002 filed May 15, 2002).

10.14
Employment Agreement, effective January 1, 2002, between John G. Barbar and the Company (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2002 filed May 15, 2002).

10.15
Series C Preferred Stock Option Agreement dated January 8, 2002 between Richard J. Kurtz and the Company (incorporated by reference to Exhibit 10.3 to Form 8-K dated January 8, 2002, filed January 31, 2002).

10.16
Series C Preferred Stock Option Agreement dated March 21, 2003 between Richard J. Kurtz and the Company (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2003 filed May 15, 2003).

14.1	Code of Business Ethics and Conduct, as amended, and currently in effect.
21	List of Subsidiaries.
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
31.1-A-2	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2-A-2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32-A-2	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.

A-2-24

Index

REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in this report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management’s best judgments and estimates.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by internal audits and appropriate reviews by management, policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Ethics and Conduct adopted by the Board of Directors, applicable to all directors, officers and employees of the Company and its subsidiaries. Management believes that the Company’s system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets. Management does not expect, however, that the Company’s disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Audit Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors and management periodically to discuss internal accounting controls, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent registered public accounting firm, BAUM & COMPANY, P.A., was recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. BAUM & COMPANY, P.A. was engaged to audit the 2004, 2003 and 2002 consolidated financial statements of LaPolla Industries, Inc. (f/k/a IFT Corporation) and its subsidiaries and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent registered public accounting firm, based upon its audits of the consolidated financial statements, is presented on Page F/A-2-2 of this amended report.

March 28, 2005

Michael T. Adams
Chief Executive Officer

Charles R. Weeks
Chief Financial Officer

With respect to the change of name from IFT Corporation to LaPolla Industries, Inc., identification of a material weakness in the Company’s disclosure controls and procedures, which has now been corrected (Refer to Item 9A of Part II of the Form 10-K/A-2), and matters discussed in Note 21, the following signatures and date shall apply:

February 21, 2006

Michael T. Adams
Chief Executive Officer

/s/ John A. Campbell, CFO

John A. Campbell
Chief Financial Officer

F/A-2-1

Index

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive, Suite 226
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of LaPolla Industries, Inc. (f/k/a IFT Corporation):

We have audited the accompanying consolidated balance sheets of LaPolla Industries, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004, 2003, and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LaPolla Industries, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years ended December 31, 2004, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company ceased amortization of goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002.

/s/ BAUM & COMPANY, P.A.

Coral Springs, Florida
March 18, 2005, except with respect to the change of name from IFT Corporation to LaPolla Industries, Inc. and matters discussed in Note 21 (excerpts below) as to which the date is set forth below.

As discussed in Note 21 to the consolidated financial statements, the Company:

(A) Changed its classifications of financial information concerning continuing and discontinued operations for the periods presented.

(B) Changed its classification of financial information concerning direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs for the periods presented.

(C) Changed its method of calculating the allowance for doubtful accounts for the periods presented.

(D) Changed its presentation to include dividends on preferred stock amounts for the periods presented.

(E) Changed its classification of loans payable - related party amounts for the years ended December 31, 2004 and 2003.

/s/ BAUM & COMPANY, P.A.

Coral Springs, Florida
February 21, 2006

F/A-2-2

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF MANAGEMENT	F/A-2-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F/A-2-2

CONSOLIDATED BALANCE SHEETS
F/A-2-4
Years Ended December 31, 2004 and 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004, 2003, and 2002	F/A-2-5

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003, and 2002	F/A-2-6

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002	F/A-2-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F/A-2-10

F/A-2-3

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Assets

Current Assets:
Cash	$24,465	$35,385
Accounts Receivable (Net of Allowance for Doubtful Accounts of $12,821 and $12,028 for 2004 and 2003, respectively)	691,926	565,079
Inventories (Note 4)	249,039	143,862
Prepaid Expenses and Other Current Assets	41,053	14,563
Current Portion of Assets of Discontinued Operations (Note 3)	438	701,024
Total Current Assets	1,006,921	1,459,913

Property, Plant and Equipment, Net (Note 5)	287,784	114,085

Other Assets:
Goodwill, Net (Note 6)	774,000	774,000
Deposits and Other Non-Current Assets	56,471	46,755
Non Current Portion of Assets of Discontinued Operations (Note 3)	—	509,213
Total Other Assets	830,471	1,329,968

Total Assets	$2,125,176	$2,903,966

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Accounts Payable (Note 7)	$1,126,847	$1,200,567
Accrued Expenses and Other Current Liabilities (Note 7)	471,008	967,782
Lines of Credit (Note 9)	719,070	797,047
Loans Payable - Related Party (Note 10)	5,670,000	60,000
Current Portion of Long-Term Debt (Note 8)	24,582	—
Current Portion of Liabilities from Discontinued Operations (Note 3)	720,567	1,841,119
Total Current Liabilities	8,732,074	4,866,515

Other Liabilities:
Non Current Portion of Long-Term Debt (Note 8)	14,243	—
Non Current Portion of Liabilities from Discontinued Operations (Note 3)	525,000	402,349
Reserve for Litigation (Note 11)	15,000	—
Total Other Liabilities	554,243	402,349

Total Liabilities	9,286,317	5,268,864

Stockholders' Equity (Deficit):
Preferred Stock, $1.00 Par Value; 2,000,000 Shares Authorized, of Which Designations: (Notes 10, 14, 16 and 18)
Series A Convertible, 750,000 Shares Authorized; 62,500 Issued And Outstanding (Less Offering Costs of $7,465) at December 31, 2004 and 2003.	55,035	55,035
Series B Convertible, 500,000 Shares Authorized; 0 Issued And Outstanding, and Converted at December 31, 2004 and 2003, respectively	—	—
Series C Convertible, 750,000 Shares Authorized; -0- and 674,395 Issued and Outstanding at December 31, 2004 and 2003, respectively	—	673,145
Common Stock, $.01 Par Value; 60,000,000 Shares Authorized; 32,014,369 and 16,458,375 Issued and Outstanding as of December 31, 2004 and 2003, respectively	320,144	164,584
Additional Paid-In Capital	53,625,390	52,114,399
Accumulated (Deficit)	(61,161,710)	(55,372,061)
Total Stockholders' Equity (Deficit)	(7,161,141)	(2,364,898)

Total Liabilities and Stockholders' Equity (Deficit)	$2,125,176	$2,903,966

See accompanying notes to consolidated financial statements

F/A-2-4

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,(A), (B), (C)
	2004	2003	2002
Revenue:
Coatings, Sealants and Other Products	$2,564,163	$2,405,539	$2,466,035
Total Revenue	2,564,163	2,405,539	2,466,035

Cost of Sales: (B)
Coatings, Sealants and Other Products	1,934,540	1,753,685	1,775,825
Warranty Costs, Freight and Other Cost of Sales	135,614	103,239	172,688
Total Cost of Sales	2,070,154	1,856,924	1,948,513

Gross Profit	494,009	548,615	517,522

Operating Expenses:
Selling, General and Administrative	2,023,088	3,109,994	4,131,482
Professional Fees	417,689	672,218	580,015
Depreciation and Amortization	83,002	47,962	124,522
Research and Development	—	—	24,495
Consulting Fees	226,634	137,581	539,395
Interest Expense	391,912	121,346	45,246
Impairment of Assets	—	837,011	—
Loss on Disposal of Property, Plant and Equipment	—	116,462	—
Total Operating Expenses	3,142,325	5,042,574	5,445,155

Operating (Loss)	(2,648,316)	(4,493,959)	(4,927,633)
(Loss) From Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)
Net (Loss) (C)	$(5,789,649)	$(11,162,204)	$(10,746,503)
Plus: Dividends on Preferred Stock	—	(498,001)	(259,634)
Net (Loss) Available to Common Stockholders	(5,789,649)	(11,660,205)	(11,006,137)
Net (Loss) Per Share-Basic and Diluted
Continuing Operations	$(0.091)	$(0.327)	$(0.381)
Discontinued Operations	(0.108)	(0.436)	(0.427)
Net (Loss) Per Share	$(0.199)	$(0.763)	$(0.808)

Weighted Average Shares Outstanding	28,866,604	15,264,815	13,605,769
___________________
(A) Reclassification of Continuing and Discontinued Operations - The Company reclassified the financial data for continuing operations and, on an aggregated basis, discontinued operations, for all periods presented. The aggregate financial data of the Company was not affected by the reclassification. The reclassification affected Coatings, Sealants and Other Products which increased $111,959 for 2002; Warranty Costs, Freight and Other Cost of Sales increased $1 for 2003 and $49,254 for 2002; Total Cost of Sales increased $62,705 for 2002; Gross Profit which decreased $62,705 for 2002; Selling, General and Administrative increased $2 for 2004, and decreased $145,131 for 2003 and $1,439,688 for 2002; Professional Fees decreased $18,068 for 2003 and $1 for 2002; Depreciation and Amortization decreased $40,083 for 2003 and $28,518 for 2002; Interest Expense increased $2,536 for 2003; Loss on Disposal of Property, Plant and Equipment decreased $18,568 for 2004; Total Operating Expenses decreased $18,567 for 2004, $200,746 for 2003, and $1,468,206 for 2002; Operating Loss decreased $18,568 for 2004, $200,746 for 2003, and $1,405,501 for 2002; and Loss from Discontinued Operations increased $18,568 for 2004, $200,746 for 2003, and $1,405,501 for 2002. The reclassification affected Net (Loss) Per Share - Basic and Diluted, which, for Continuing Operations, decreased $.013 for 2003 and $.103 for 2002; and for Discontinued Operations, increased $.013 for 2003 and $.103 for 2002.

(B) Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses - After the reclassification described in paragraph (A) above, the Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the Selling, General and Administrative line item and included these amounts in the Warranty, Freight and Other Cost of Sales line item for 2004, 2003, and 2002. The aggregate financial data of the Company was not affected by the reclassification. Warranty, Freight and Other Cost of Sales and Total Cost of Sales line items each increased $78,804 for 2004, $52,807 for 2003, and $68,691 for 2002; and Selling, General and Administrative and Total Operating Expenses decreased $78,804 for 2004, $52,807 for 2003, and $68,961 for 2002.

(C) Restatement of Allowance for Doubtful Accounts and Bad Debt Expense - After the reclassifications described in paragraph (A) and (B) above, the Company restated the Allowance for Doubtful Accounts provision originally included in the Consolidated Balance Sheets and related Bad Debt expense originally included in the Selling, General and Administrative line item, retroactively for 2004, 2003, and 2002. The aggregate financial data of the Company was affected by the restatement. Allowance for Doubtful Accounts decreased $61,518 for 2004, $230,551 for 2003, and $93,890 for 2002. Selling, General and Administrative, Total Operating Expenses, Operating Loss, and Net Loss each increased $143,253 for 2004, and decreased $110,880 for 2003 and $97,232 for 2002. The restatement affected Net (Loss) Per Share - Basic and Diluted for Continuing Operations which increased $.005 for 2004, and decreased $.007 for 2003 and 2002. No income tax effects were related to this restatement. To illustrate:

	2004	2003	2002
Net Loss (As Previously Reported)	$(5,646,396)	$(11,273,084)	$(10,843,735)
Adjustments	(143,253)	110,880	97,232
As Adjusted and Restated	$(5,789,649)	$(11,162,204)	$(10,746,503)

See accompanying notes to consolidated financial statements

F/A-2-5

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock Amounts
	Series A	Series B	Series C	Par Value
As of the Year Ended	Shares (a)	Shares	Shares	$1.00

December 31, 2001	62,500	500,000	—	$555,035

Accumulated Deficit as Previously Reported for January 1, 2002	62,500	500,000	—	$555,035
Adjustments (C)	—	—	—	—
Accumulated Deficit as Restated for January 1, 2002	62,500	500,000	—	$555,035
Issuance of Common Stock	—	—	—	—
Issuance of Common Stock - Subscription	—	—	—	—
Issuance of Preferred Stock	—	—	423,281	423,281
Conversion of Preferred Stock to Common Stock	—	—	(8,500)	(8,500)
Net (Loss)	—	—	—	—
Accrued Dividends on Preferred Stock and Other Adjustments	—	—	—	—

December 31, 2002	62,500	500,000	414,781	$969,816

Accumulated Deficit as Previously Reported for January 1, 2003	62,500	500,000	414,781	$969,816
Adjustments (C)	—	—	—	—
Accumulated Deficit as Restated for January 1, 2003	62,500	500,000	414,781	$969,816
Issuance of Common Stock	—	—	—	—
Issuance of Preferred Stock	—	—	264,614	264,614
Conversion of Preferred Stock to Common Stock	—	(500,000)	(6,250)	(506,250)
Net (Loss)	—	—	—	—
Accrued Dividends on Preferred Stock and Other Adjustments	—	—	—	—
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—	—

December 31, 2003	62,500	—	673,145	$728,180

Accumulated Deficit as Previously Reported for January 1, 2004	62,500	—	673,145	$728,180
Adjustments (C)	—	—	—	—
Accumulated Deficit as Restated for January 1, 2004	62,500	—	673,145	$728,180
Issuance of Common Stock	—	—	—	—
Issuance of Preferred Stock	—	—	—	—
Conversion of Preferred Stock to Common Stock	—	—	(673,145)	(673,145)
Net (Loss)	—	—	—	—
Accrued Dividends on Preferred Stock and Other Adjustments	—	—	—	—
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—	—

December 31, 2004	62,500	—	—	$55,035
________________________
(See (C) appearing on Consolidated Statement of Operations)

See accompanying notes to consolidated financial statements

F/A-2-6

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

	Common Stock Amounts
As of the Year Ended	Shares	Par Value $.01	Additional Paid-In Capital

December 31, 2001	13,140,283	$131,403	$35,575,058

Accumulated Deficit as Previously Reported for January 1, 2002	13,140,283	$131,403	$35,575,058
Adjustments (C)	—	—	—
Accumulated Deficit as Restated for January 1, 2002	13,140,283	$131,403	$35,575,058
Issuance of Common Stock	869,521	8,695	1,071,559
Issuance of Common Stock - Subscription	—	—	—
Issuance of Preferred Stock	—	—	8,042,339
Conversion of Preferred Stock to Common Stock	61,450	615	7,885
Net (Loss)	—	—	—
Accrued Dividend on Preferred Stock and Other Adjustments	—	—	—

December 31, 2002	14,071,254	$140,713	$44,696,841

Accumulated Deficit as Previously Reported for January 1, 2003	14,071,254	$140,713	$44,696,841
Adjustments (C)	—	—	—
Accumulated Deficit as Restated for January 1, 2003	14,071,254	$140,713	$44,696,841
Issuance of Common Stock	1,593,996	15,940	1,891,787
Issuance of Preferred Stock	—	—	5,027,666
Conversion of Preferred Stock to Common Stock	793,125	7,931	498,319
Net (Loss)	—	—	—
Accrued Dividend on Preferred Stock and Other Adjustments	—	—	(214)
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—

December 31, 2003	16,458,375	$164,584	$52,114,399

Accumulated Deficit as Previously Reported for January 1, 2004	16,458,375	$164,584	$52,114,399
Adjustments (C)	—	—	—
Accumulated Deficit as Restated for January 1, 2004	16,458,375	$164,584	$52,114,399
Issuance of Common Stock	630,786	6,308	340,453
Issuance of Preferred Stock	—	—	—
Conversion of Preferred Stock to Common Stock	12,375,024	123,750	549,395
Net (Loss)	—	—	—
Accrued Dividend on Preferred Stock and Other Adjustments	(327,530)	(3,275)	(127,063)
Payment of Preferred Stock Accrued Dividends with Common Stock	2,877,714	28,777	748,206

December 31, 2004	32,014,369	$320,144	$53,625,390
_____________________
(See (C) appearing on Consolidated Statement of Operations)

See accompanying notes to consolidated financial statements

F/A-2-7

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

	Subscription	Accumulated
As of the Year Ended	Receivable	(Deficit)	Total

December 31, 2001	$(1,200,000)	(32,705,719)	2,355,777

Accumulated Deficit as Previously Reported for January 1, 2002	$(1,200,000)	$(32,702,377)	$2,359,119
Adjustments (C)	—	(3,342)	(3,342)
Accumulated Deficit as Restated for January 1, 2002	$(1,200,000)	(32,705,719)	2,355,777
Issuance of Common Stock	—	—	1,080,254
Issuance of Common Stock - Subscription	1,200,000	—	1,200,000
Issuance of Preferred Stock	—	—	8,465,620
Conversion of Preferred Stock to Common Stock	—	—	—
Net (Loss)	—	(10,746,503)	(10,746,503)
Accrued Dividend on Preferred Stock and Other Adjustments	—	(259,634)	(259,634)

December 31, 2002	$—	(43,711,856)	2,095,514

Accumulated Deficit as Previously Reported for January 1, 2003	$—	$(43,805,746)	$2,001,624
Adjustments (C)	—	93,890	93,890
Accumulated Deficit as Restated for January 1, 2003	$—	(43,711,856)	2,095,514
Issuance of Common Stock	—	—	1,907,727
Issuance of Preferred Stock	—	—	5,292,280
Conversion of Preferred Stock to Common Stock	—	—	—
Net (Loss)	—	(11,162,204)	(11,162,204)
Accrued Dividend on Preferred Stock and Other Adjustments	—	(498,001)	(498,215)
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—

December 31, 2003	$—	(55,372,061)	(2,364,898)

Accumulated Deficit as Previously Reported for January 1, 2004	$—	(55,576,831)	(2,569,668)
Adjustments (C)	—	204,770	204,770
Accumulated Deficit as Restated for January 1, 2004	$—	(55,372,061)	(2,364,898)
Issuance of Common Stock	—	—	346,761
Issuance of Preferred Stock	—	—	—
Conversion of Preferred Stock to Common Stock	—	—	—
Net (Loss)	—	(5,789,649)	(5,789,649)
Accrued Dividend on Preferred Stock and Other Adjustments	—	—	(130,338)
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	776,983

December 31, 2004	$—	$(61,161,710)	$(7,161,141)
_______________________
(See (C) appearing on Consolidated Statement of Operations)

See accompanying notes to consolidated financial statements

F/A-2-8

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities
Net (Loss):
Continuing Operations	$(2,648,316)	$(4,493,959)	$(4,927,633)
Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)
Adjustments to Reconcile Net (Loss) to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	83,002	47,962	124,522
Provision for Losses on Accounts Receivable	793	(302)	8,988
Impairment of Goodwill	—	837,011	—
Loss on Disposition of Property, Plant and Equipment	—	116,462	—
Stock Based Operating Expenses:
Other Compensation	10,174	42,094	270,690
Board of Director Fees	254,144	174,000	23,625
Interest	—	65,913	37,620
Legal Fees and Settlements	13,500	—	54,750
Consultant Fees and Other Services	62,000	—	160,575
Changes in Assets and Liabilities:
Accounts Receivable	(126,847)	(240,096)	63,269
Inventories	(105,177)	(12,682)	72,944
Prepaid Expenses and Other Current Assets	(26,490)	51,360	9,181
Deposits and Other Non Current Assets	(9,716)	(41,414)	764
Accounts Payable	(73,720)	44,080	395,834
Accrued Expenses and Other Current Liabilities	(496,774)	657,142	78,984
Reserve for Litigation	15,000	—	—
Net Operating Activities of Discontinued Operations	876,765	2,463,981	(30,324)
Net Cash (Used in) Operating Activities	(5,312,995)	(6,956,693)	(9,475,081)

Cash Flows From Investing Activities
Additions to Property, Plant and Equipment	(184,745)	—	(429,031)
Net Investing Activities of Discontinued Operations	2,100	(102,886)	(457,563)
Net Cash (Used in) Investing Activities	$(182,645)	$(102,886)	$(886,594)

Cash Flows From Financing Activities
Proceeds from the Issuance of Stock	$—	$350,000	$6,223,000
Proceeds from Lines of Credit	17,124	1,051,307	1,090,635
Payments on Lines of Credit	(95,101)	(997,419)	(1,121,253)
Proceeds from Loans Payable - Related Party	5,610,000	6,610,000	3,875,000
Principal Repayments on Long Term Debt	(5,402)	—	—
Principal Payments under Capital Lease Obligation	(2,194)	—	—
Net Financing Activities of Discontinued Operations	(39,707)	37,065	(86,631)
Net Cash (Used in) Financing Activities	5,484,720	7,050,953	9,980,751

Net Increase (Decrease) In Cash	(10,920)	(8,626)	(380,924)
Cash at Beginning of Year	35,385	44,011	424,935
Cash at End of Year	$24,465	$35,385	$44,011

Supplemental Disclosure of Cash Flow Information:

Cash Payments for Income Taxes	$-0-	$-0-	$-0-
Cash Payments for Interest	$89,024	$51,764	$26,193

Supplemental Schedule of Non Cash Investing and Financing Activities:

Property, Plant and Equipment acquired via a Capital Lease Obligation	7,200	—	—
Property, Plant and Equipment acquired via Issuance of Long Term Debt	35,123	—	—
Common Stock Issued for Operating Expenses	339,818	282,007	547,260
Common Stock Issued Upon Conversion of Preferred Stock	673,145	506,250	8,500
Common Stock Issued Upon Cancellation of Indebtedness	—	6,550,000	3,875,000
Common Stock Issued as Payment for Accrued Preferred Stock Dividends	776,983	—	—

See accompanying notes to consolidated financial statements

F/A-2-9

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies.

This summary of significant accounting policies is presented to assist in understanding these consolidated financial statements. The consolidated financial statements and notes are representations of management who are responsible for their integrity and objectivity. The accounting policies used conform to Generally Accepted Accounting Principles (GAAP) in the United States of America and have been consistently applied in the preparation of these consolidated financial statements.

Organization

The Company was incorporated in the state of Delaware on October 20, 1989 as Natural Child Collection, Inc. and changed its name to Natural Child Care, Inc., on January 14, 1991. In 1993, the Company discontinued its Natural Child Care operations, changed its name to Winners All International, Inc., and began random lottery operations. The Company was operationally inactive from August 1, 1995 to January 26, 1997 and on January 29, 1997 abandoned its former random lottery operations, effective for year ended July 31, 1995. On January 28, 1997, the Company acquired Perma Seal International, Inc. and began its development-stage operations largely characterized as research and development for what later became known as its application systems, coatings and sealants operations in 2001. The Company changes Perma Seal International, Inc.’s name to Urecoats International, Inc. in October 1997. The Company changed its name from Winners All International, Inc. to Urecoats Industries Inc. on February 8, 1999. In July 1999, the Company established Urecoats Technologies, Inc. to assist in application systems, coatings and sealants research and development. Rainguard Roofing Corporation, a Florida corporation, was acquired, effective January 1, 2001, to field test the RSM Series™ products and generate revenues in the roof contracting business. In June 2001, upon completion of the commercial RSM Series™ spray application system, ultimately named the BlueMAX™, Model 230, the Company essentially divested its research and development entities, Urecoats International, Inc. and Urecoats Technologies, Inc. Urecoats Manufacturing, Inc., established in June 2001, began sales and marketing of the RSM Series™ products direct to contractors during the fourth quarter of 2001. The Company acquired Infiniti Paint Co., Inc., effective September 1, 2001, to use as a footprint for developing a specialty distribution channel for the initial distribution of the former RSM Series™ products but also to diversify its overall product offerings. Shortly after the Company opened a second Infiniti location in Orlando, Florida, it located a regional distribution chain with over 96 locations at the time which would carry the former RSM Series™ products on an exclusive basis and the expansion of Infiniti ceased to preserve the Company’s cash flow and other resources, and the Orlando location was shut down. The operations of Rainguard Roofing Corporation were discontinued, effective December 31, 2001 to eliminate competition with the former RSM Series™ products customers. On February 1, 2004, Urecoats Manufacturing, Inc. changed its name to RSM Technologies, Inc. to align itself with the character of its RSM Series™ business. The name of Infiniti Paint Co., Inc. was changed to Infiniti Products, Inc. on February 8, 2002 to eliminate the limiting public perception about the character of its business only being related to paints. Urecoats Manufacturing, Inc. discovered a latent defect in the RSM Series™, BlueMAX™ spray application system, which, in addition to mitigating current and future financial impacts of continuing to operate RSM Technologies, Inc., caused us to discontinue the operations of RSM Technologies, Inc., effective November 5, 2004.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company items and transactions have been eliminated.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company’s customers consist of contractors and retail outlets serving the paint and coatings industries. The Company performs credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable.

Fair Value of Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments", which requires the disclosure of the fair value of off-and-on balance sheet financial instruments. Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments (none of which are held for trading purposes), approximate the carrying values of such amounts.

Litigation

In the normal course of business, the Company is occasionally involved in legal proceedings. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

The Company considers cash deposited with financial institutions and marketable securities with a maturity of three months or less at the date of acquisition to be cash and cash equivalents.

Inventories

Inventories are valued at the average cost versus market (net realizable value). Cost is determined by the first-in, first-out (FIFO) method.

F/A-2-10

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 1.	Summary of Significant Accounting Policies - continued.

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. The useful lives for additions and betterments, range from three (3) years to five (5) years. Accelerated depreciation methods are generally used for income tax purposes. All long-lived assets are reviewed for impairment in value when changes in circumstances dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings, to the extent the carrying amount of an asset exceeds its estimated fair value determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

Goodwill and Purchased Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the assets of acquired businesses. Statement of Financial Accounting Standards no. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") requires goodwill to be tested for impairment, on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required.  SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, unless these lives are determined to be indefinite. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends, and other available information, in assessing whether the carrying value of the intangible assets can be recovered. Based upon the impairment tests performed, there was an impairment of goodwill for the period ended December 31, 2003 of $837,011, restating the Goodwill to be reflected at $774,000 as it appears as of December 31, 2004.  There can be no assurance that future goodwill impairment tests will not result in additional charges to earnings.

Revenue Recognition

Revenue from Coatings, Sealants and Other Products is recognized as risk and title to the product transfers to the customer (which occurs at the time shipment is made), the sales price is fixed or determinable, and collectibility is reasonably assured. The Company’s sales channels include direct sales, distributors, independent representatives and retail outlets. Irrespective of the sales channel, returns and allowances are not a business practice in the industry. Amounts billed for shipping and handling are classified as sales in the Consolidated Statement of Operations. Costs incurred for shipping and handling are classified as Cost of Sales.

Research and Development

Research and development costs related to both future and present products are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductions or taxable amounts, and operating loss and tax credit carry-forwards. Deferred tax expense or benefit is recognized as a result of the change in the deferred asset or liability during the year. If necessary, the Company will establish a valuation allowance to reduce any deferred tax asset to an amount that will more likely than not be realized.

Net (Loss) Per Common Share

The Company accounts for (loss) per share in accordance with Statement of Financial Accounting Standard 128 ("SFAS 128") "Earnings Per Share". Basic (loss) per share is based upon the net (loss) applicable to common shares after preferred dividend requirements and upon the weighted average number of common shares outstanding during the period. Diluted (loss) per share reflects the effect of the assumed conversions of convertible securities and exercise of stock options only in periods in which such effect would have been dilutive. Basic and diluted net (loss) per common share are the same since (a) the Company has reflected net losses from continuing operations for all periods presented and (b) the potential common shares would be antidilutive. See also Note 13 - Net Loss Per Common Share - Basic and Diluted.

Stock-Based Compensation

As allowed by Statement of Financial Accounting Standards No. 123, “Accounting for the Stock-Based Compensation”, the Company has elected to continue to apply the intrinsic-value-based method of accounting. Under this method, the Company measures stock based compensation for option grants to employees assuming that options granted at market price at the date of grant have no intrinsic value. Restricted stock awards are valued based on a discounted market price of a share of unrestricted stock on the grant date. No compensation expense has been recognized for stock-based incentive compensation plans other than for the restricted stock granted under the Director Compensation Plan and executive employment agreements (when earned and vested).

Allowance for Doubtful Accounts

The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The Company uses the percentage-of-sales method to estimate its allowance provision, which entails analyzing historical data to ascertain the relationship between bad debts and credit sales. The derived percentage is then applied to the current period’s sales revenues in order to arrive at the appropriate charge to bad debts expense for the year. The offsetting credit is made to the allowance for uncollectible account. When specific customer accounts are subsequently identified as uncollectible, they are written off against this allowance. See also Note 21.

F/A-2-11

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 1.	Summary of Significant Accounting Policies - continued.

Cost of Sales and Selling, General and Administrative Costs

The Coatings, Sealants and Other Products line item includes all those costs directly associated with the manufacturing of the finished goods for sale and the costs associated with purchasing finished goods for resale, the cost of raw and other materials to make the finished goods, payroll costs associated with manufacturing the finished goods, as well as inbound freight and sales tax expense incurred when receiving materials or finished goods into warehouses. The Warranty Costs, Freight and Other Cost of Sales includes items such as paint and sealant containers, labels, and other miscellaneous items that are indirectly used in the manufacturing, packaging, and shipping (outbound freight) of finished goods, including inspection, internal transfer and any other costs related to our distribution network. Warehousing costs are included in the Selling, General and Administrative line item. See also Note 21.

Warranty Reserve

The Company established a warranty reserve in 2003. The reserve was primarily established for the RSM Products and eliminated based on the discontinuation of the RSM Products in 2004. Warranty expense for our Infiniti Products for 2004 and 2003 was $9,055 and $128, respectively. See also Note 3.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. In addition, the common stockholders of the Company approved a 1-for-10 reverse split and share consolidation on May 28, 2002, which was effectuated at the close of business on May 30, 2002.

New Accounting Standards Not Yet Adopted

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company does not believe SFAS No. 123(R) will have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Standards

In November 2004, Statement of Financial Accounting Standards No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, or SFAS No. 151, was issued and is effective for fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) to be recognized as current-period charges, and the allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of the production facilities. The Company adopted the provisions of SFAS No. 151 in the fourth quarter of 2004. The adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition“, which supersedes No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104 rescinds accounting guidance on SAB No. 101 related to multiple-element arrangements as this guidance has been superseded as a result of the issuance of EITF 00-21. The Company adopted the provisions of SAB No. 104 in the fourth quarter of 2003. The adoption did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain instruments as liabilities (or assets in some circumstances) which may have previously been classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 13, 2003. The provisions of SFAS No. 150 are to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company adopted the provisions of SFAS No. 150 in the fourth quarter of 2003. The adoption did not have a material effect on the Company’s consolidated financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are generally effective for contracts entered into or modified after June 30, 2003 and are to be applied prospectively. The Company adopted the provisions of SFAS No. 149 in the fourth quarter of 2003. The adoption did not have a material effect on the Company’s consolidated financial statements.

F/A-2-12

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 1.	Summary of Significant Accounting Policies - continued.

In December 2002, Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, (SFAS No. 148) was issued and is effective for fiscal years beginning after December 15, 2002. SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123) to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 also amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company decided not to voluntarily adopt the SFAS No. 123 fair value method of accounting for stock-based employee compensation. Therefore, the new transition alternatives allowed in SFAS No. 148 has not affected the Company’s consolidated financial statements.

In July 2002, Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, (SFAS No. 146) was issued and is effective for periods beginning after December 31, 2002. SFAS No. 146 requires, among other things, that costs associated with an exit activity (including restructuring and employee and contract termination costs) or with a disposal of long-lived assets be recognized when the liability has been incurred and can be measured at fair value. Companies must record in earnings from continuing operations costs associated with an exit or disposal activity that does not involve a discontinued operation. Costs associated with an activity that involves a discontinued operation would be included in the results of discontinued operations. The implementation of the provisions of SFAS No. 146 did not have a material effect on the Company’s consolidated financial statements.

In June 2001, Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (SFAS No. 143) was issued and is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS 143 did not have a material effect on the Company’s consolidated financial statements.

Note 2.	Going-Concern Issues Arising from Recurring Losses and Cash Flow Problems.

While the accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not earned profits to date, has incurred recurring losses and negative cash flows from operations, and at December 31, 2004 has an accumulated deficit, net of dividends, of $(61,161,710) and its current liabilities exceeded its current assets by $7,725,153 and its total liabilities exceeded its total assets by $7,161,141. These factors raise doubt about the Company’s ability to continue as a going concern if operations were to continue in the future as in the past. The Company has relied principally on non-operational sources of financing mainly from Richard J. Kurtz, the Chairman of the Board, to fund its operations over the past 6 five years. See Note 20 - Subsequent Events, Section (a) (Cancellation of Indebtedness)

Although there has been substantial doubt as a going-concern over the past few years, management believes that 2005 will bring about a turnaround in all respects. New additions to the management team have been put into place, and those individuals are concentrating on increasing sales, integrating an acquisition, widening gross profit percentages, creating new policies and procedures, and streamlining operational processes that should allow the Company to rely less on outside investors and related parties for the funding of continuing operations. See Note 20 - Subsequent Events, Section (c), Items (i) (New President and Chief Operating Officer) and (iii) (New Chief Financial Officer and Treasurer. The goal of management is to cover all of the Company’s operational costs on its own through a carefully thought out and strictly enforced budget, and by analyzing the budget variances on a monthly basis to identify those areas representing the greatest risk to allow decisions in those identified areas to be made in a timely and effective manner, in the most expedient manner possible under the circumstances. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan, including acquisitions (See Note 20 - Subsequent Events, Section (b) (Acquisition of LaPolla Industries Inc.)), increases in revenue, strict control over operating costs and expenses, and obtaining additional forms of debt and/or equity financing. These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classification used.

Note 3.	Discontinued Operations.

On November 5, 2004, the Company discontinued the operations of its RSM Subsidiary and related RSM Products, which consisted of two products lines: Application Systems and Coatings. The consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for the Company’s discontinued operations for the periods presented.

Selected operating results for discontinued operations are presented in the following table:

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,034,813)	315,903
Costs and Expenses	(3,617,118)	(8,239,562)	(8,368,480)
(Loss) from Discontinued Operations	$(3,141,333)	$(6,668,245)	$(5,818,870)

During 2002, the Company evaluated all circumstances and determined that a period of five years had passed since any material communications were received relating to the commitments and contingencies reserve initially established in 1997 for certain discontinued operations.  Accordingly, the Company decided that the $600,622 commitments and contingency reserve for these discontinued operations was no longer required and reversed it.

F/A-2-13

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 3.	Discontinued Operations - continued.

The assets and liabilities of the discontinued operations presented on an aggregated basis in the Consolidated Balance Sheets consist of the following amounts at December 31:

Assets	2004	2003
Cash	$438	$7,333
Accounts and Notes Receivable, Net	—	101,206
Inventories	—	599,242
Machinery and Equipment, Net	—	486,329
Prepaid Expenses and Other Current Assets	—	15,936
Deposits and Other Non Current Assets	—	191
Total Assets	$438	$1,210,237
Liabilities
Accounts Payable	662,696	1,069,079
Accrued Expenses and Other Current Liabilities	57,871	722,460
Long Term Debt	—	94,429
Deferred Income	—	7,500
Reserve for Litigation	525,000	350,000
Total Liabilities	$1,245,567	$2,243,468

See also Note 11 - Commitments and Contingencies.

Note 4.	Inventories.

The following is a summary of inventories for the years ending December 31:

	2004	2003
Raw Materials	$61,257	$—
Finished Goods	187,781	143,862
Total	$249,039	$143,862

Note 5.	Property, Plant and Equipment.

The following is a summary of property, plant and equipment for the years ending December 31:

	2004	2003	Estimated Useful Life
Vehicles	$137,822	$—	5 Years
Leasehold Improvements	62,278	—	3 Years
Office Furniture and Equipment	70,195	65,590	5 Years
Computers and Software	192,284	155,434	5 Years
Machinery and Equipment	133,273	—	5 Years
Total Property, Plant and Equipment	$595,852	$221,024
Less: Accumulated Depreciation	(308,068)	(106,939)
Total Property, Plant and Equipment, Net	$287,784	$114,085

Depreciation expense for the years ended 2004 and 2003 was $83,002, and $47,962, respectively.

Note 6.	Goodwill.

The following is a summary of goodwill for the years ending December 31:

	2004	2003
Goodwill	$774,000	$774,000
Less: Accumulated Amortization	—	—
Total	$774,000	$774,000

Goodwill arising from the cost, in excess of fair market value of tangible assets and liabilities acquired, results from the Company's 2001 acquisition of Infiniti Products, Inc. After evaluation by management, as described in Note 1, Goodwill and Purchased Intangible Assets, the asset was impaired by $837,010, leaving a balance of Goodwill in the amount of $774,000.

The Company evaluates the amortization period of goodwill on an ongoing basis, in light of any changes in business conditions, events or circumstances, which may indicate the potential impairment of goodwill.

F/A-2-14

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 7.	Accounts Payable and Accrued Expenses and Other Current Liabilities.

The following is a summary of accounts payable and accrued expenses and other current liabilities for the years ending December 31:

	2004	2003
Accounts Payable	$1,126,847	$1,200,567
Accrued Severance	—	85,168
Accrued Interest	306,908	—
Accrued Sales Tax	17,392	6,399
Accrued Other	144,221	99,232
Accrued Insurance	2,488	—
Accrued Dividends Payable	—	776,983
Total Accounts Payable and Accrued Expenses and Other Current Liabilities	$1,597,855	$2,168,349

Accrued Interest Expense of $306,908 represents interest payable at 9% per annum on unsecured loan proceeds totaling $5,670,000 from the Chairman of the Board. See also Note 14 - Securities Transactions, Section (d).

Note 8.	Long-Term Debt.

The following is a summary of long-term debt for the years ending December 31:

	2004	2003
Various notes payable on vehicles, due in monthly installments of $2,564 including interest, maturing through 2007	$38,825	$—
Less: Current Maturities	(24,582)	—
Total Long-Term Debt	$14,243	—

Debt Maturity Schedule:
Years Ending December 31
2005	$24,582
2006	13,807
2007	436
	$38,825

Note 9.	Lines of Credit.

The Company has two operating Lines of Credit; one with Merrill Lynch Business Financial Services, Inc., and the other with Commerce Bank, North. The maximum combined amount for the Lines of Credit total $720,000, of which $719,070 is being utilized as of December 31, 2004. The first Line of Credit is with Merrill Lynch Business Financial Services Inc. for the maximum “WCMA Line of Credit” totaling $220,000 as of December 31, 2004; bears interest at prime plus 2% per annum, and was amended to mature on March 31, 2005. It is secured by the assets of Infiniti Products, Inc. and a personal guarantee from the Chairman of the Board.  The maximum “WCMA Line of Credit” of $220,000 is being paid down on a monthly basis until the maturity date of March 31, 2005, at which time the “Maximum WCMA Line of Credit” shall be $180,000. Although the maturity date according to the Agreement is dated March 31, 2005, the Chairman of the Board, who has personally guaranteed this line of credit, will continue to pay down the line of credit by paying $20,000 per month until the balance is paid in full. The second Line of Credit is with Commerce Bank, North for $500,000; bears interest at prime plus 2% per annum, and matures on June 30, 2005. The Line of Credit was originally secured by both the assets of the Company and RSM Technologies, Inc. as well as by the Chairman of the Board. However, since the operations of RSM Technologies, Inc. were discontinued, the assets of the Company and the Chairman of the Board are now the collateral for this Line of Credit. For the years ended December 31, 2004 and 2003, the Merrill Lynch Business Financial Services, Inc. Line of Credit balances were $219,153 and $297,129, respectively, and the Commerce Bank, North Line of Credit balances were $499,918 for both respective periods.

Note 10.	Related Party Transactions.

The following is a summary of related party transactions for the years ending December 31, 2004 and 2003:

(i)	The Chairman of the Board advanced monies in the form of short term loans bearing interest at 9% per annum totaling $5,670,000, of which*:

(a)	$5,340,000 was loaned to the Company during 2004; and

(b)	$330,000 was loaned to Infiniti Products, Inc. during 2003 and 2004.

*See also Note 20 - Subsequent Events, Section (a) (Cancellation of Indebtedness).

F/A-2-15

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 10.	Related Party Transactions - continued.

(ii)	The Company issued common stock to officers and directors as follows*:

	2004*		2003
	Shares	Value	Shares	Value
Other Compensation	19,000	$7,234	84,202	$34,474
Severance Compensation	6,000	2,940	12,000	7,620
Board of Director Fees	405,786	254,144	496,000	174,000
Board of Director Fees - Unearned	104,767	—	—	—
Mandatory Conversion of Series B Convertible Preferred Stock	—	—	750,000	—
Mandatory Conversion of Series C Convertible Preferred Stock	11,514,800	—	—	—
Exercise of Non-Statutory Option	—	—	300,000	1,188,000
Private Placement	—	—	199,460	135,633
Series B Convertible Preferred Stock Accrued Dividends	790,731	213,497	—	—
Series C Convertible Preferred Stock Accrued Dividends	1,444,041	389,892	—	—
	14,285,125	$867,707	1,841,662	$1,539,727
*Refer to Section (iv) below for more information.

(iii)	The Company issued preferred stock to directors, as follows:

	2004		2003
	Shares	Value	Shares	Value
Exercise of Option by Cancellation of Indebtedness	—	$—	264,614	$5,292,280

(iv)	The following is a detailed summary of related party transactions for the year ended December 31, 2004:

(a)	During 2004, 405,786 shares of restricted common stock were vested and earned by current and former directors pursuant to the Director Compensation Plan (“Director Plan”), of which:

(i)
292,000 shares that were issued to the Chairman of the Board, pursuant to a one time grant of 1,168,000 shares approved by the shareholders on May 28, 2002, vested. The Company did not consider this portion of the shares outstanding due to a vesting provision and as such no value was ascribed to these shares by the Company as of May 28, 2002. The value ascribed to these shares on May 28, 2004 was $197,100. There are 584,000 shares remaining issued but in the custody of the Company until such time that they are earned. Refer to Note 15 - Compensation and Incentive Stock Plans, Director Compensation Plan.

(ii)
96,000 shares that were automatically granted and issued to current and former directors on June 11, 2003 upon their election at the shareholders meeting held on June 22, 2004, vested. The Company did not consider these shares outstanding due to a vesting provision and as such no value was ascribed to these shares at the time they were granted. These transactions were valued and recorded at $54,720; and

(iii)
17,786 shares of the 36,000 shares that were automatically granted and issued to three former directors upon their election at the shareholders meeting held on June 22, 2004, vested in their respective pro rata portions on the dates of their respective resignations, and the remaining 18,214 respective pro rata unvested portions of the shares were canceled. The Company did not consider these shares outstanding due to a vesting provision and as such no value was ascribed for these shares at the time they were granted. These transactions were valued and recorded at approximately $2,324. Refer to (iv)(c) below.

(b)
During 2004, 96,000 shares of restricted common stock were automatically granted and issued to current and former non-employee directors pursuant to the Director Plan upon their election at the shareholders meeting held on June 22, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. These shares are in the custody of the Company until such time that they are earned. See also (iv)(b)(iii) above (17,786 shares vested and 18,214 shares were canceled upon the resignation of three directors during 2004).

(c)
During 2004, 8,767 shares of restricted common stock were automatically granted and issued to a new director pursuant to the Director Plan upon appointment to the Board of Directors on November 12, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. These shares are in the custody of the Company until such time that they are earned.

(d)
During 2004, the Company paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends was accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of the Company’s common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share:

(i)
The Chairman of the Board was the former sole holder of the Series B Convertible Preferred Stock, and as such, had accrued dividends of approximately $213,497, which were satisfied with 790,731 shares;

(ii)	The Chairman of the Board was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $260,961, which were satisfied with 966,517 shares; and

F/A-2-16

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 10.	Related Party Transactions - continued.

(iii)
A company in which a former director owned a majority interest was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $128,931, which were satisfied with 477,524 shares.

(d)
During 2004, the Company paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends was accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of the Company’s common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share:

(i)
The Chairman of the Board was the former sole holder of the Series B Convertible Preferred Stock, and as such, had accrued dividends of approximately $213,497, which were satisfied with 790,731 shares;

(ii)	The Chairman of the Board was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $260,961, which were satisfied with 966,517 shares; and

(iii)
A company in which a former director owned a majority interest was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $128,931, which were satisfied with 477,524 shares.

(e)
During 2004, the Company issued 19,000 shares of restricted common stock to a former officer and the CEO, as other compensation pursuant to employment agreements. These transactions were valued and recorded at $7,234.

(f)
During 2004, the Company issued 6,000 shares of restricted common stock to a former officer, as severance compensation pursuant to termination of an employment agreement. This transaction was valued and recorded at $2,940.

(g)
During 2004, pursuant to the Certificate of Designation of Preferences of Series C Convertible Preferred Stock, all 673,145 shares of the Series C Convertible Preferred Stock outstanding on the mandatory conversion date, previously valued and recorded in prior years at $13,462,900, were converted into 12,375,024 shares of restricted common stock; of which:

(i)
10,684,800 shares were issued to the Chairman of the Board, pursuant to the mandatory conversion of 460,245 shares of Series C Convertible Preferred Stock purchased in 2002 and 2003 and previously valued and recorded at $9,204,900; and

(ii)
830,000 shares were issued to a corporation in which a former director owns a material interest, pursuant to the mandatory conversion of 100,000 shares of Series C Convertible Preferred Stock purchased in 2002 and previously valued and recorded at $2,000,000.

Note 11.	Commitments and Contingencies.

Leases

The Company has operating leases as follows:

	Location	Description of Operations	Terms
1.	Deerfield Beach, Florida	Corporate Headquarters, Manufacturing, Distribution, and Sales,	02-01-2002 to 03-01-2006
2.	Deerfield Beach, Florida *	Manufacturing, Distribution, and Sales	01-01-2002 to 10-01-2005

* Lease was paid in full in March of 2005, where deposit being held by Trammell Crow Company was applied to remaining payments due through 10-01-2005.

Future minimum lease payments required under the non-cancelable operating leases for the years ending December 31:

	2005	$155,668
	2006	40,441
Total Minimum Lease Payments		$196,109

Rent expense for the years ended December 31, 2004, and 2003, was $105,557, and $336,683, respectively.

Reserve

The following is a summary of the reserve established for commitments and contingencies for the year ending December 31:

2004
Accounts Payable - Discontinued Operations	$662,696
Accrued Expenses and Other Current Liabilities - Discontinued Operations	57,871
Reserve for Litigation - Discontinued Operations	525,000
Reserve for Litigation - Current Operations	15,000
Total	$1,260,567

There was no reserve for commitments and contingencies in 2003.

F/A-2-17

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 11.	Commitments and Contingencies - continued.

Legal Proceedings

(a)	Ponswamy Rajalingam and Uma Umarani, Plaintiffs v. Urecoats International, Inc., et. al., Defendants.

On May 15, 2002, in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida, Plaintiffs filed a complaint against Urecoats International, Inc., Urecoats Industries Inc., Urecoats Technologies, Inc., and Richard J. Kurtz, Michael T. Adams, and two former officers of the Company, individually, (“Defendants”) and on November 12, 2002, in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida, Plaintiffs filed a second complaint against Urecoats International, Inc. and Urecoats Industries Inc., alleging breach of contract, conversion, and other claims under various common law and statutory theories. The Defendants filed an answer denying the allegations and counterclaimed against the Plaintiffs. This matter was settled pursuant to a confidential settlement agreement between the parties on April 21, 2004 prior to trial.

(b)	Joglar Painting, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc., et. al., Defendants

On August 20, 2004, the Company was served notice that on June 24, 2004 in the United States District Court for the District of Puerto Rico the Plaintiff filed a complaint against the Defendants alleging breach of an Exclusive Distribution Agreement for the territory of Puerto Rico that was incorporated in a Sales Agreement entered into between the parties on May 21, 2002. The Plaintiff’s complaint essentially alleges that on October 29, 2003, Urecoats Manufacturing, Inc. arbitrarily terminated the Plaintiff’s “exclusivity” rights under its agreement with Urecoats Manufacturing, Inc. and as a result, it sustained damages aggregating $3,754,000. The Company believes the complaint and alleged damages to be totally without merit, intends to vigorously defend itself and, among other things, will assert counterclaims for monies billed and remaining unpaid for goods delivered to the Plaintiff by Urecoats Manufacturing, Inc. pursuant to the Plaintiff’s purchase order. Discovery has not yet commenced and no trial date is set. The outcome of this litigation cannot be determined at this time.

(c)	Plymouth Industries, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc., et. al., Defendants

On July 22, 2003, the Plaintiff served the Defendants with a complaint for breach of Manufacturing and Sales Agreements and the parties immediately entered into various settlement agreements during which the Defendants were granted an indefinite extension of time to answer the complaint. The Defendants ceased making settlement payments in September 2003 when the Defendants came to believe and later learned that the Plaintiff had breached the Manufacturing and Sales Agreements and thereafter served a joint answer denying the complaint’s allegations and counterclaimed against the Plaintiff for breach of contract, breach of warranties, and indemnity and contribution. On April 27, 2004, the Plaintiff filed the aforementioned complaint in the District Court of the Fourth Judicial District in Hennepin County, Minnesota. On July 13, 2004, the Defendants filed the aforementioned joint answer and counterclaims with said District Court. On August 4, 2004, the Plaintiff was granted summary judgment against the Defendants, joint and severally, in the amount of $738,163 with any applicable costs, fees, and pre-judgment interest to be determined and added to this summary judgment at a later date. The Defendants believed that reversible procedural and substantive errors were made and that valid legal redress existed to not only offset the summary judgment with counterclaims but also to potentially vacate the summary judgment. On October 27, 2004, the Court issued an order granting the Defendants’ motion to vacate the summary judgment ordered on August 4, 2004. On February 18, 2005, the Court granted a 45 day extension on Plaintiff’s second motion for summary judgment, which was scheduled for March 3, 2005. Mediation is scheduled for April 21, 2005. The outcome of this litigation cannot be determined at this time.

(d)	Raymond T. Hyer, Jr. and Sun Coatings, Inc., Plaintiffs v. Urecoats Industries Inc., et. al, Defendants

On October 3, 2003, in the Hillsborough County State Court, Division H, Plaintiffs filed a complaint against Urecoats Industries Inc. and Michael T. Adams, John G. Barbar, and a former officer of the Company, individually, alleging common law fraud and rescission in connection with their purchase of common stock in the Company. Plaintiff Hyer purchased $100,000 worth of common stock in June 2003 and Plaintiff Sun Coatings purchased $250,000 worth of common stock in July 2003. Plaintiffs allege that the Company and certain present and former officers failed to disclose the current financial condition of the Company and its subsidiaries (notwithstanding that the Plaintiffs signed subscription agreements admitting that they were provided all relevant and requested financial information). The Defendants’ motion to dismiss was denied by Order dated January 20, 2004. The Defendants answered the complaint on February 13, 2004 and asserted, among others, the affirmative defense that Plaintiffs’ claims are barred by their signed subscription agreements. Discovery has not yet commenced and no trial date is set. The outcome of this litigation cannot be determined at this time.

(e)	Various Lawsuits and Claims Arising in the Ordinary Course of Business

The Company is involved in various lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of the Company’s management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, liquidity or results of operations.

Note 12.	Income Taxes.

At December 31, 2004, the Company has taxable net operating loss carry-forwards of approximately $60,797,392 to be utilized to offset taxable income arising from the next 3 to 20 years. The Company files a consolidated income tax return and cumulative timing difference between the recognition of certain income and expense items for income tax purposes and financial reporting purposes are as follows:

Cumulative Benefit of Net Operating Loss Carry-Forwards	$61,161,710
Issuance of Stock for Officers and Directors Compensation	(264,318)
Tax Depreciation versus Book Depreciation	(100,000)
Total Cumulative Benefit of Net Operating Loss Carry-Forwards	$60,797,392
Total Deferred Tax Asset	$20,671,113
Less Valuation Allowance	(20,671,113)
Net Deferred Tax Asset	$—

It is currently undeterminable as to when the Company will benefit from the deferred tax asset.

F/A-2-18

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 13.	Net Loss Per Common Share - Basic and Diluted.

The following table reflects the computation of the basic and diluted net loss per common share:

	For The Year Ended December 31,
	2004		2003		2002
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
Operating (Loss)	$(2,648,316)	$(0.091)	$(4,493,959)	$(0.294)	$(4,927,633)	$(0.362)
(Loss) from Discontinued Operations	(3,141,333)	(0.108)	(6,668,245)	(0.436)	(5,818,870)	(0.427)
Net (Loss)	$(5,789,649)	$(0.199)	$(11,162,204)	$(0.730)	$(10,746,503)	$(0.789)
Plus: Dividends on Preferred Stock	—	—	(498,001)	(0.033)	(259,634)	(0.019)
Net (Loss) Available to Common Stockholders	$(5,789,649)	$(0.199)	$(11,660,205)	$(0.763)	$(11,006,137)	$(0.808)
Weighted Average Common Shares Outstanding	28,866,604		15,264,815		13,605,769

Basic and diluted net (loss) per share are the same since (a) the Company has reflected net losses for all periods presented and (b) the potential issuance of shares of the Company would be antidilutive. The securities that could potentially dilute (loss) per share in the future that were not included in the computation of diluted (loss) per share were (i) 652,767, 972,000 and 1,276,000 shares, respectively, of nonvested restricted common stock issued to eligible directors but held by the Company pursuant to vesting restrictions under the Director Compensation Plan, (ii) 116,321, 239,025 and 521,283 vested stock options, respectively, and (iii) conversion of securities (preferred stock) convertible into 2,250, 6,173,994 and 2,429,781 shares, respectively, of common stock, for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 14.	Securities Transactions.

(a)
During 2004, 405,786 shares of restricted common stock issued pursuant to the Director Plan, vested and were released to current and former directors. These transactions were valued and recorded at $254,144. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (b).

(b)
During 2004, 96,000 shares of restricted common stock were automatically granted and issued to current and former non-employee directors pursuant to the Director Plan upon their election at the shareholders meeting held on June 22, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (c).

(c)
During 2004, 8,767 shares of restricted common stock were automatically granted and issued to a new director pursuant to the Director Plan upon appointment to the Board of Directors on November 12, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (d).

(d)
During 2004, the Company paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends was accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of the Company’s common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Items (e)(i), (e)(ii) and (e)(iii).

(e)
During 2004, the Company issued 19,000 shares of restricted common stock to a former officer and the CEO, as other compensation pursuant to employment agreements. These transactions were valued and recorded at $7,234. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (f).

(f)
During 2004, the Company issued 6,000 shares of restricted common stock to a former officer, as severance compensation pursuant to termination of an employment agreement. This transaction was valued and recorded at $2,940. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (g).

(g)
During 2004, pursuant to the Certificate of Designation of Preferences of Series C Convertible Preferred Stock, all 673,145 shares of the Series C Convertible Preferred Stock outstanding on the mandatory conversion date, previously valued and recorded in prior years at $13,462,900, were converted into 12,375,024 shares of restricted common stock. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Items (h)(i) and (h)(ii).

(h)
During 2004, the Company issued 50,000 shares of restricted common stock pursuant to a partial exercise of a Non-Plan restricted stock option in exchange for marketing services. This transaction was valued and recorded at $35,000.

(i)
During 2004, the Company issued 150,000 shares of common stock pursuant to the exercise of Plan options in exchange for contracting services and cancellation of legal fees. These transactions were valued and recorded at $40,500.

(j)
During 2004, the Company made certain administrative and confidential legal settlement adjustments returning 327,530 shares of common stock, net, to unissued status. These transactions were valued and recorded at $131,861, net, and offset against common stock and additional paid-in capital accordingly.

F/A-2-19

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 15.	Compensation and Incentive Stock Plans.

The Compensation Committee of the Board of Directors administers the Company's Compensation and Incentive Stock Plans, each of which is briefly described below:

Director Compensation Plan

The Company has a non-employee director incentive plan which provides for the issuance of restricted common stock to non-employee directors for Board service fees and cash to eligible non-employee directors as retention fees. The Board of Directors amended the 2002 Non-Employee Director Restricted Stock Plan to include, in addition to automatic grants of restricted common stock, a retention fee, payable on a quarterly basis, of $10,000 per year, for non-employee directors who serve on the Board for more than three consecutive years, and change the name of the plan to the “Director Compensation Plan” for increased transparency (the “Director Plan”). Under the Director Plan, up to 1,600,000 shares of restricted common stock may be issued through periodic automatic grants of restricted stock to non-employee directors only. The Director Plan provides, each non-employee director who is then serving as a member of the Board shall automatically be granted an award consisting of a number of shares of restricted common stock of the Company equal to: 48,000 for the Chairman of the Board, who is also a non-employee director; and 12,000 for other non-employee directors, upon initial election to the Board for a one year term (or a lesser amount prorated monthly if the initial election is for a shorter period).  In addition to the automatic grant of shares to non-employee directors described above, a one-time grant on May 28, 2002 of 1,168,000 post split shares of restricted stock was approved for the Chairman of the Board, which recognizes his personal cost for substantially funding us and acting as Chairman of the Board without adequate compensation over a three-year period. This one-time grant vests at the end of each year at the rate of 25% per year.

The Company granted and issued 1,276,000, 96,000, and 104,767, vested and released 405,786, 400,000, and -0-, canceled 18,214, 12,000, and -0-, shares of restricted stock under the Director Plan in 2004, 2003 and 2002, respectively. No retention fees were paid during 2004. The Company does not consider the shares of restricted common stock granted and issued as outstanding at the time of grant due to vesting provisions in the Director Plan. The shares of restricted common stock when granted are issued by the Company with a second restriction and held in the custody of the Company until such time that they are earned and vested. At December 31, 2004 there were 652,767 shares of restricted common stock granted and issued (unearned and unvested) and 141,447 eligible for grant under the Director Plan. Compensation expense recognized under the Director Plan was $254,144 in 2004, $174,000 in 2003 and $-0- in 2002.

2002 Executive Incentive Plan

The Board of Directors approved the 2002 Executive Incentive Plan, effective January 1, 2002, which was ratified and approved by the shareholders on May 28, 2002.  No Incentive Awards, Performance Awards, Restricted Stock, Stock Appreciation Rights, Stock Options, or Stock Payments were earned under this plan as of December 31, 2004. The Compensation Committee canceled this plan, effective December 31, 2004.

2002 Management Incentive Plan

The Board of Directors approved the 2002 Management Incentive Plan, effective January 1, 2002, which was ratified and approved by the shareholders on May 28, 2002.  No Bonus Awards were earned under this plan as of December 31, 2004. The Compensation Committee canceled this plan, effective December 31, 2004.

Executive Employment Agreement

The Company entered into an executive employment agreement with its CEO for a period beginning on January 1, 2002 (the “effective date”) and ending December 31, 2005 (the “employment period”). Under this agreement, the Company agreed to the following compensation: (i) annual base salary of $90,000, subject to annual review; (ii) an aggregate of 64,000 shares of restricted common stock as other compensation, subject to vesting in 4,000 share increments on a quarterly basis commencing on the effective date; (iii) incentive stock options to purchase 26,000 shares, at an exercise price equal to 100% of the fair market value of our common stock as of the date of grant, and, subject to vesting, exercisable anytime within 5 years of the date of grant, vesting up to a maximum of 6,500 per year and after the end of each calendar year according to an Excess Revenues formula; (iv) eligibility to earn performance awards for a minimum aggregate of 34,000 shares of restricted common stock during the term of the agreement at a maximum of 8,500 shares during each calendar year; (v) a discretionary bonus; (vi) entitled to participate in medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans; and (vii) paid vacation, fringe benefits and perquisites. See also Note 20 - Subsequent Events, Section (c), Item (ii).

Key Employee Stock Option Plan

This plan was originally established as the 2000 Stock Purchase and Option Plan, which was approved by the shareholders of the Company on June 20, 2000. The Board of Directors amended the 2000 Stock Purchase and Option Plan, effective December 31, 2004, to change its name to the Key Employee Stock Option Plan, combine its terms and conditions with the 2002 Stock Option Plan (which was approved by the shareholders on May 28, 2002), and eliminate consultants and directors as Eligible Persons (the “Key Employee Plan”), for administrative convenience. Under the Key Employee Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The Key Employee Plan provides for the grant of an aggregate of 825,000 options, which are exercisable for common stock. There were 406,450 options exercised, 115,321 options outstanding and 303,229 options available for grant under the Key Employee Plan as of December 31, 2004.

1998 Employee and Consultant Stock Option Plan

On January 26, 1998, the Company adopted the "1998 Employee and Consultant Stock Option Plan" (the "1998 Plan"). Under the 1998 Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted; however, the former may be granted only to employees of the Company. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The 1998 Plan provides for the grant of an aggregate of 300,000 options, which are exercisable for common stock. There were 300,000 options exercised and -0- options available for grant under the 1998 Plan as of December 31, 2004.

F/A-2-20

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 15.	Compensation and Incentive Stock Plans - continued.

1999 Consultant and Employee Stock Purchase and Option Plan

The 1999 Consultant and Employee Stock Purchase and Option Plan was approved by shareholders on February 8, 1999 ("1999 Plan"). Under the 1999 Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted; however, the former may be granted only to employees of the Company. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The 1999 Plan provides for the grant of an aggregate of 800,000 options, which are exercisable for common stock.  There were 800,000 options exercised and -0- options available for grant under 1999 Plan as of December 31, 2004.

Non-Plan Restricted Stock Options

The Company grants restricted options from time to time for special circumstances ("Non-Plan options").  The Company did not grant any Non-Plan Options during 2004.  There were 50,000 Non-Plan Options exercised, 55,264 canceled/expired, and 70,000 outstanding as of December 31, 2004.

Stock Option Activity Table

Stock option activity under the Company’s 1998 Plan, 1999 Plan, Key Employee Stock Option Plan, and Non-Plan Options as of the years ended December 31, is summarized below:

	2004		2003		2002*
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding-Beginning of Year	372,274	$2.63	739,450	$3.21	492,050	$3.90
Granted	150,000.27		188,159.84		493,800	2.55
Exercised	(200,00)	.38	(315,000)	3.83	(100,000)	1.00
Canceled	(10,000)	3.00	(140,335)	2.99	(133,500)	1.78
Expired	(126,953)	2.38	(100,000)	1.78	(12,900)	10.01
Outstanding-End of Year	185,321	3.23	372,274	2.63	739,450	3.21
Exercisable-End of Year	122,821	$4.22	239,024	$3.33	516,783	$3.66

*The figures under this section have been adjusted for the 1-for-10 share consolidation approved by the shareholders in 2002.

The following table provides additional information relating to stock option activity for Plan and Non-Plan Stock Options for the year ended December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding At 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/04	Weighted Average Exercise Price
$ .70 - $ 2.99	51,333	1.9	$.73	1,333	$1.90
$3.00 - $ 4.29	98,988	1.7	$3.00	92,488	$3.00
$4.30 - $ 5.89	15,000	1.7	$4.30	9,000	$4.30
$5.90 - $10.00	20,000	1.0	$10.00	20,000	$10.00
$ .70 - $10.00	185,321	1.66	$3.23	122,821	$4.22

Accounting for Stock Based Compensation

As allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to apply the intrinsic-value-based method of accounting. Under this method, the Company measures stock based compensation for option grants to employees assuming that options granted at market price at the date of grant have no intrinsic value. Restricted stock awards were valued based on the discounted market price of a share of non-restricted stock on the date earned. No compensation expense has been recognized for stock-based incentive compensation plans other than for restricted stock awards pursuant to executive employment agreements (See Note 15) and board of director fees pursuant to the Director Compensation Plan (See Note15). No compensation expense was recorded for any non-plan restricted stock options ("Non-Plan Options").  Had compensation expense for the Company's stock options under the stock-based incentive compensation plans described above (excluding Non-Plan Options) been recognized based upon the fair value for awards granted, the Company's net (loss) would have been increased to the following pro forma amounts:

	2004	2003	2002
Net (Loss) Available to Common Stockholders, as Reported	$(5,789,649)	$(11,660,205)	$(11,006,137)
Stock-Based Compensation Expense Determined Under Fair Value Based Method, Net of Tax (a)	—	—	—
Pro Forma Net (Loss)	$(5,789,649)	$(11,660,205)	$(11,006,137)
Net (Loss) Per Share:
As Reported - Basic and Dilutive	$(0.199)	$(0.763)	$(0.808)

(a) As a result of the Company's highly volatile common stock trading performance in each of the respective years in this table, the overall strike prices of the outstanding options, and the uncertainty about its future economic performance, management has deemed the fair value of these options to be indeterminable.  Accordingly, for the years ended December 31, 2004, 2003, and 2002, the value of the options is deemed to be -0-.

F/A-2-21

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 16.	Stockholders' Equity.

Preferred Stock

Series A Convertible Preferred Stock

The Board of Directors reduced the number of authorized shares of Series A, $1.00 par value preferred stock, from 2,000,000 shares to 750,000 shares, leaving 1,250,000 shares to be designated a series of distinction and issued by the Board. Each share of the Series A preferred stock entities its holder to convert it into .036 shares of common stock, as adjusted in the event of future dilution; to receive $1.00 per share in the event of voluntary or involuntary liquidation, to have the same voting rights as the common stock, and to share equally in payments of any dividends declared by the Board of Directors.

Series B Convertible Preferred Stock

The Board of Directors designated a new series of preferred stock, Series B Convertible Preferred Stock, effective September 30, 2001, par value $1.00, and authorized 500,000 shares for issuance. The stated value per each share of Series B Convertible Preferred Stock was $5.00 per share.  The certificate of designation of preferences of the Series B Convertible Preferred Stock had a mandatory conversion date of September 30, 2003. On September 30, 2003, the Company converted the Series B Convertible Preferred Stock, all of which was owned by the Chairman of the Board, into 750,000 shares of restricted common stock (the conversion rate was 1.5 shares of restricted common stock for each share of Series B Convertible Preferred Stock). The former registered holder of the Series B Preferred Stock was entitled to receive cumulative dividends initially at the rate of 4% per annum of the stated value per each share of Series B Convertible Preferred Stock, which per annum rate increased to 9% in 2002. Such dividend accrued on each share of Series B Convertible Preferred Stock from the date of issuance of such shares (with appropriate pro-ration for any partial dividend period) and accrued from day-to-day, whether or not earned or declared, until the mandatory conversion date. The dividends of $213,497 accrued as of September 30, 2003, were paid through the issuance of 790,731 shares of restricted common stock in 2004. See Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (e)(i).

Series C Convertible Preferred Stock

The Board of Directors designated a new series of preferred stock, Series C Convertible Preferred Stock, effective January 8, 2002, par value $1.00, and authorized 750,000 shares for issuance. The stated value per each share of Series C Convertible Preferred Stock was $20.00 per share. The certificate of designation of preferences of the Series C Convertible Preferred Stock has a mandatory conversion date of January 1, 2004. On January 1, 2004, the Company converted all 673,145 shares of the Series C Convertible Preferred Stock outstanding, into 12,375,024 shares of restricted common stock (the conversion rate was determined at the time of purchase pursuant to a discount formula related to the amount of investment by each investor. The discount formula was based upon two variables: (1) the total amount of the subscription on the date of purchase; and (2) the average of the closing bid prices per share for the common stock during the 30 trading days immediately preceding (and including) the date of subscription.  Once determined, the price per share (of common stock into which each share of the Series C Convertible Preferred Stock is convertible) is divided into the amount paid per share for the Series C Convertible Preferred Stock in order to determine the number of shares of common stock issuable upon conversion of each share of Series C Convertible Preferred Stock. The former registered holders of the Series C Convertible Preferred Stock were entitled to receive cumulative dividends at the rate of 4% per annum of the stated value per each share of Series C Convertible Preferred Stock.  Such dividend accrued on each share of Series C Convertible Preferred Stock from the date of issuance of such share (with appropriate pro-ration for any partial dividend period) and accrued from day-to-day, whether or not earned or declared, until the mandatory conversion date. The dividends of $776,983 accrued as of January 1, 2004, were paid through the issuance of shares of restricted common stock in 2004. See Note 10 - Related Party Transactions, Section (ii) and Section (iv), Items (d), (e)(ii) and (e)(iii).

Note 17.	Concentration of Credit Risk.

The Company's cash balances in financial institutions at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. New Credit Risk policies and procedures have been put in place during the first quarter of 2005, which will minimize the Company’s risk in regards to uncollectible accounts in the future. Customers will be rated and then granted certain limits based on their credit worthiness by an outside agency. If the customer fails to pay within certain guidelines established up front by the agency, the Company will be able to collect on these debts after paying an agreed upon percentage and premium throughout the year. As sales increase, so does the premium for protection of our accounts. This process should greatly protect the Company against all material uncollectibles going into the future.

Note 18.	Securities Capitalization.

The following table provides information relating to the Company's common and preferred stock capitalization as of December 31, 2004:

			Preferred
Shares	Common		Series A	Series B	Series C	Total of Series A, B and C
Authorized	60,000,000		750,000	500,000	750,000	2,000,000
Issued and Outstanding	(32,014,369)		(62,500)	—	—	(62,500)
Converted	—		(687,500)	(500,000)	(687,895)	(1,875,395)
Reserved	1,301,014	*	—	—	—	—
Available	26,684,617		—	—	62,105	62,105

*Reserves allocated as follows:
(a)	Director Compensation Plan	794,214	See also Note 15.
(b)	Key Employee Stock Option Plan	418,550	See also Note 15.
(c)	Executive Employment Agreement	16,000	See also Note 15.
(d)	Non Plan Restricted Stock Options	70,000	See also Note 15.
(e)	Series A Convertible Preferred Stock	2,250	See also Note 16.

F/A-2-22

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 19.	Selected Quarterly Financial Data (Unaudited)

	2004 Quarters Ended,(A), (B), (C)
	March 31	June 30	September 30	December 31
Revenue	$460,897	$586,629	$521,852	$994,785
Gross Profit	$102,875	$120,696	$92,170	$178,268
Operating (Loss)	$(630,654)	$(962,873)	$(501,883)	$(552,906)
Income (Loss) from Discontinued Operations	$(1,084,929)	$(569,251)	$(1,764,031)	$276,878
Net (Loss) (C)	$(1,715,583)	$(1,532,124)	$(2,265,914)	$(276,028)
Plus: Dividends on Preferred Stock	$—	$—	$—	$—
Net (Loss) Available to Common Stockholders	$(1,715,583)	$(1,532,124)	$(2,265,914)	$(276,028)
Net (Loss) Per Share-Basic and Diluted:
Continuing Operations	$(0.021)	$(0.033)	$(0.017)	$(0.019)
Discontinued Operations	$(0.037)	$(0.019)	$(0.061)	$0.009

	2003 Quarters Ended,(A), (B), (C)
	March 31	June 30	September 30	December 31
Revenue	$708,867	$602,235	$603,888	$490,549
Gross Profit	$137,795	$179,344	$119,899	$111,577
Operating (Loss)	$(914,953)	$(1,640,971)	$(805,094)	$(1,132,941)
(Loss) from Discontinued Operations	$(1,249,989)	$(2,071,458)	$(969,651)	$(2,377,147)
Net (Loss) (C)	$(2,164,942)	$(3,712,429)	$(1,774,745)	$(3,510,088)
Plus: Dividends on Preferred Stock	$(138,295)	$(106,664)	$(130,594)	$(122,448)
Net (Loss) Available to Common Stockholders	$(2,303,237)	$(3,819,093)	$(1,905,339)	$(3,632,536)
Net (Loss) Per Share-Basic and Diluted:
Continuing Operations	$(0.074)	$(0.112)	$(0.056)	$(0.082)
Discontinued Operations	$(0.088)	$(0.133)	$(0.058)	$(0.155)

We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data above has been recast to reflect the results of operations for our continuing operations and, on an aggregated basis, discontinued operations, for the quarterly periods. See also Note 3 - Discontinued Operations.
____________________

(A) Reclassification of Continuing and Discontinued Operations - The Company reclassified the financial data for continuing operations and, on an aggregated basis, discontinued operations, for all quarterly periods presented and corrected certain scrivener’s errors. The aggregate quarterly financial data of the Company was not affected by the reclassification. For 2004, the reclassification affected Gross Profit which decreased $1 for March 31 and increased $2 for December 31; Operating Loss decreased $18,568 for September 30; Loss from Discontinued Operations increased $18,568 for September 30; and Net (Loss) Per Share - Basic and Diluted, which, for Continuing Operations, decreased $.001 for March 31 and September 30; and for Discontinued Operations, decreased $.002 for March 31, $.001 for June 30, increased $.001 for September 30, and decreased $.001 for December 31. For 2003, the reclassification affected Operating Loss which decreased $81,774 for March 31 and $44,737 for June 30, increased $112,653 for September 30, and decreased $186,888 for December 31; Loss from Discontinued Operations which increased $125,834 for March 31 and $95,777 for June 30, decreased $55,002 for September 30, and increased $34,137 for December 31; Net Loss increased $44,060 for March 31, $51,040 for June 30, $57,651 for September 30, and decreased $152,751 for December 31; and Net (Loss) Per Share - Basic and Diluted, which, for Continuing Operations, increased $.040 for March 31, $.073 for June 30, $.033 for September 30, and $.064 for December 31; and for Discontinued Operations, increased $.049 for March 31 and $.113 for June 30, and decreased $.002 for September 30 and $.145 for December 31.

(B) Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses - After the reclassification described in paragraph (A) above, the Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the Selling, General and Administrative line item and included these amounts in the Cost of Sales line item for 2004 and 2003. The aggregate quarterly financial data of the Company was not affected by the reclassification. For 2004, the reclassification affected Gross Profit which decreased $7,499 for March 31, $17,543 for June 30, $21,210 for September 30, and $32,552 for December 31. For 2003, the reclassification affected Gross Profit which decreased $9,019 for March 31, $8,807 for June 30, $19,762 for September 30, and $15,219 for December 31.

(C) Restatement of Allowance for Doubtful Accounts and Bad Debt Expense - After the reclassifications described in paragraphs (A) and (B) above, the Company restated the Allowance for Doubtful Accounts provision originally included in the Consolidated Balance Sheets and related Bad Debt expense originally included in the Selling, General and Administrative line item in the Consolidated Statement of Operations, retroactively for 2004 and 2003. The aggregate financial data of the Company was affected by the restatement. For 2004, the restatement affected Operating Loss and Net Loss which each increased $25,044 for March 31, decreased $23,378 for June 30, and increased $25,774 for September 30 and $115,812 for December 31; and Net (Loss) Per Share - Basic and Diluted, which, for Continuing Operations, decreased $.001 for June 30, and increased $.001 for September 30 and $.004 for December 31. For 2003, the restatement affected Operating Loss and Net Loss which each increased $24,215 for March 31, and decreased $24,454 for June 30, $27,318 for September 30 and $83,323 for December 31; and Net (Loss) Per Share - Basic and Diluted, which, for Continuing Operations, increased $.002 for March 31, and decreased $.001 for June 30, $.002 for September 30, and $.005 for December 31. No income tax effects were related to this restatement.

F/A-2-23

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 19.	Selected Quarterly Financial Data (Unaudited) - continued.

(C)	Restatement of Allowance for Doubtful Accounts and Bad Debt Expense - continued.

To illustrate:

For 2004:	3/31/2004	6/30/2004	9/30/2004	12/31/2004
Net Loss (As Reclassified per (A))	$(1,690,539)	$(1,555,501)	$(2,240,140)	$(160,216)
Adjustments	(25,044)	23,377	(25,774)	(115,812)
As Adjusted and Restated	$(1,715,583)	$(1,532,124)	$(2,265,914)	$(276,028)

For 2003:	3/31/2003	6/30/2003	9/30/2003	12/31/2003
Net Loss (As Reclassified per (A))	$(2,140,727)	$(3,736,883)	$(1,802,063)	$(3,593,411)
Adjustments	(24,215)	24,454	27,318	83,323
As Adjusted and Restated	$(2,164,942)	$(3,712,429)	$(1,774,745)	$(3,510,088)

(D) Loss Per Share and Dividends on Preferred Stock - After the reclassifications and restatement described in (A), (B) and (C) above, the Company added the Dividends on Preferred Stock and Net Loss Available to Common Stockholders amounts to the quarterly presentation and included the recalculated Net (Loss) Per Share - Basic and Diluted amounts in the presentation. For Continuing Operations, the recalculation affected Net Loss Per Share - Basic and Diluted, for 2003, increased $.010 for March 31, $.006 for June 30, and $.008 for September 30 and December 31. There was no effect to the discontinued operations.

Note 20.	Subsequent Events.

(a)	Cancellation of Indebtedness

On January 4, 2005, the Company issued 18,181,818 shares of restricted common stock to Richard J. Kurtz, Chairman of the Board, in exchange for his cancellation of $6,000,000 of indebtedness of the Company represented by term loans bearing interest at 9% per annum, which were advanced to the Company and its subsidiaries during the period commencing with the fourth quarter of 2003 to date. The price per share used to determine the number of shares of restricted common stock that Mr. Kurtz was entitled to for this transaction was 110% of the closing price of the Company’s common stock as traded on the American Stock Exchange on January 4, 2005 or $ .33 per share.

(b)	Acquisition of LaPolla Industries, Inc.

On January 25, 2005, IFT Corporation (the “Company”) entered into a Stock Purchase Agreement (“Agreement”) with LaPolla Industries, Inc., an Arizona corporation (“LaPolla”) and Billi Jo Hagan, Trustee of the Billi Jo Hagan Trust, Dated October 6, 2003 (“Shareholder”), wherein the Company agreed to pay $2 Million in cash and issue thirty four (34) shares of its restricted common stock in exchange for all of the issued and outstanding shares of capital stock of LaPolla (the “Transaction”) with a closing scheduled on or before February 28, 2005. On February 11, 2005, the parties entered into an Amendment to Stock Purchase Agreement and Closing Statement to close the transaction in accordance with the terms of the Agreement, as amended. LaPolla, formerly a privately-held company, is located in Tempe, Arizona. LaPolla has 10 employees. The basic assets of LaPolla include manufacturing equipment, product formulations, raw material and finished goods inventory, long term employees, customers and vendors, office equipment, accounts receivable, and goodwill. The Chairman of the Board and majority shareholder, Richard J. Kurtz, advanced $2 Million in cash to finance the transaction for the Company. The $2 Million advance was made in the form of a demand loan bearing interest at 9% per annum payable by the Company to Mr. Kurtz.

(c)	Long Term Employment Agreements

(i)
On January 28, 2005 (the “Effective Date”), Douglas J. Kramer joined the Company as its new President and Chief Operating Officer pursuant to an Executive Employment Agreement (“Agreement”). Under the terms and conditions of the Agreement, Mr. Kramer agreed to work exclusively for the Company for a period beginning on the effective date of this Agreement and ending on January 31, 2007, unless sooner terminated in accordance with the Agreement. The Agreement shall be extended automatically for an additional two (2) year period unless the parties notify each other that such extension shall not take place. In the event of any extension of this Agreement, the terms of his Agreement shall be deemed to continue in effect for the term of such extension. His compensation is comprised of a $50,000 signing bonus, an annual base salary of $300,000, which base salary will automatically increase to $350,000 when he causes certain goals to be met (e.g. revenue and margin), and up to 2 Million shares of restricted common stock, subject to certain Sales Goal Thresholds as set forth in the Agreement being met.

(ii)
On February 1, 2005 (the “Effective date”), the Company entered into a new Executive Employment Agreement with its CEO, Michael T. Adams (“Agreement”). Under the terms and conditions of the Agreement, Mr. Adams agreed to work exclusively for the Company for a period of four years beginning on the Effective Date of the Agreement and ending on January 31, 2009, unless sooner terminated in accordance with the Agreement. His compensation is comprised of an annual base salary of $108,750 and up to 1 Million shares of restricted common stock, subject to certain Sales Goal Thresholds as set forth in the Agreement being met by the Company.

(iii)
On February 25, 2005 (the “Effective Date”), Charles R. Weeks joined the Company as its new Chief Financial Officer and Corporate Treasurer pursuant to an Employment Agreement (“Agreement”). Under the terms and conditions of the Agreement, Mr. Weeks agreed to work exclusively for the Company for a period beginning on the Effective Date of his Agreement and ending on February 24, 2007, unless sooner terminated in accordance with the Agreement. His compensation is comprised of an annual base salary of $125,000 and 5,000 incentive stock options per year, subject to meeting certain corporate and individual goals and objectives.

F/A-2-24

Index

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 21.	Reclassifications, Restatement, and Corrections to Previously Issued Financial Statements.

(A) Reclassification of Continuing and Discontinued Operations - The Company reevaluated the consolidated financial statements and related notes with respect to the manner in which the continuing and discontinued operations were originally presented and determined that certain reclassifications were required to make the presentation conform to applicable accounting principles. The Company discontinued certain operations that took place during the years 2000 throughout 2004. At December 31, 2004, the current operations in effect related to the public company itself as a holding company and one wholly owned subsidiary, Infiniti Products, Inc. (“Infiniti Subsidiary”). The Infiniti Subsidiary was acquired effective September 1, 2001. The original report filed with the SEC did not fully separate and segregate all of the financial and other related information related to our discontinued operations for the periods presented from the continuing operations. The aggregate financial data originally presented was not affected by the reclassification. The Company reclassified the financial data for all periods presented.

(B) Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses - The Company reevaluated the Consolidated Statements of Operations with respect to the manner in which other similarly situated public company’s, like LaPolla, record certain direct labor expenses and shipping and handling costs, and determined that certain reclassifications were required to make the Company’s Consolidated Statements of Operations comparable to other similarly situated public companies. The Company recorded certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs as Selling, General and Administrative for the periods presented. The aggregate amount of costs and expenses of the Company originally presented were not affected by these reclassifications. The Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the Selling, General and Administrative line item on the Consolidated Statements of Operations and included these amounts in the Cost of Sales line item, for the periods presented.

(C) Restatement of Allowance for Doubtful Accounts and Bad Debt Expense - The Company reevaluated the consolidated financial statements and related notes with respect to the manner in which the allowance for doubtful accounts was calculated and determined that a restatement was necessary to make the presentation conform to applicable accounting principles. As described in paragraph (A) above, the Company discontinued certain operations, one of which was the operations of its wholly-owned subsidiary RSM Technologies, Inc. (“RSM Subsidiary”), on November 5, 2004. The RSM Subsidiary’s operations related to the former RSM Products, which products were initially distributed through the Infiniti Subsidiary. The Infinity Subsidiary also distributed its own Infiniti Products. The Infiniti Subsidiary’s accounting policy with respect to the method and percentages used to determine the valuation allowance for uncollectible receivables was based primarily on the historical data relating to bad debts and credit sales of the former RSM products. The Company, after reclassifying the financial data relating to the discontinued operations from the continuing operations as described in paragraph (A), reevaluated the historical data relating to bad debts and credit sales for the Infiniti Products and determined a change in method and percentages used to calculate the valuation allowance for uncollectible receivables was required. The aggregate amount of assets, expenses, net loss, and accumulated deficit of the Company originally reported were affected by the restatement. The Company changed the method from the aging method to the percentage-of-sales method and adjusted the percentage used to match the historical data relating to bad debts and credit sales of the Infiniti Products. The Company restated the allowance for doubtful accounts on the Consolidated Balance Sheets and Bad Debt expense included in the Selling, General and Administrative line item on the Consolidated Statements of Operations, for the periods presented.

(D) Loss Per Share and Dividends on Preferred Stock - The Company reevaluated the Consolidated Statement of Operations with respect to the manner in which the Loss Per Share amounts were originally presented and determined that a change in the presentation was required to make the presentation conform to applicable accounting principles. The Company did not include the Dividends on Preferred Stock amounts on the face of the Consolidated Statement of Operations when these amounts should have been included in the presentation. The Company added the Dividends on Preferred Stock amounts on the face of the Consolidated Statement of Operations for the periods presented. After the reclassifications and restatement described in (A), (B) and (C) above, the Company added the Dividends on Preferred Stock and Net Loss Available to Common Stockholders amounts to the presentation and included the recalculated Net (Loss) Per Share - Basic and Diluted amounts in the presentation. For Continuing Operations, the recalculation affected Net Loss Per Share - Basic and Diluted, on an annual basis, which increased $.033 for 2003, $.019 for 2002, and $.001 for 2001. There was no effect to discontinued operations.

(E) Reclassification of Related Party Payable - The Company reevaluated the Consolidated Balance Sheets with respect to the manner in which the Loans Payable - Related Party amounts were originally presented and determined that a reclassification was required to make the presentation conform to applicable accounting principles. The Company classified the Loans Payable - Related Party amounts on the face of the Consolidated Balance Sheets in the Other Liabilities section when these amounts should have been classified in the Current Liabilities section. The aggregate amounts of the Loans Payable - Related Party were not affected by the reclassification. The Company reclassified the Loans Payable - Related Party amounts on the face of the Consolidated Balance Sheets, for the years ended December 31, 2004 and 2003. The Loans Payable - Related Party amount originally presented in the Other Liability section was $5,670,000 for 2004 and $60,000 for 2003.

The Company fully updated all affected portions of these consolidated financial statements and related notes to reflect the reclassifications, restatement and changes described above. In addition, certain scrivener’s errors and captions in the consolidated financial statements and related notes and disclosures have been updated to make the presentation more useful, informative, and comparative.

See also Note 19 - Selected Quarterly Financial Data.

F/A-2-25

Index

Exhibit 31.1-A-2

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael T. Adams, Certify That:

1.    I have reviewed this amended annual report on Form 10-K/A-2 of LaPolla Industries, Inc. (f/k/a IFT Corporation);

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:	February __, 2006	LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)

By:
Michael T. Adams
Principal Executive Officer

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Exhibit 31.2-A-2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, John A. Campbell Certify That:

1.    I have reviewed this amended annual report on Form 10-K/A-2 of LaPolla Industries, Inc. (f/k/a IFT Corporation);

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:	February __, 2006	LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)

By:
John A. Campbell
Principal Financial Officer

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Exhibit 32-A-2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, in his capacity as an officer of the LaPolla Industries, Inc. (f/k/a IFT Corporation), a Delaware corporation, (the “Company”) that, to his knowledge, the accompanying amended Annual Report on Form 10-K/A-2 of the Company for the period ended December 31, 2004 (the “Report”), fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	February __, 2006	LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)

By:
Michael T. Adams
Principal Executive Officer

By:
John A. Campbell
Principal Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.